Exhibit 99.49

Execution Version

CI FINANCIAL CORP.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUST INDENTURE

Dated as of

July 22, 2019

Providing for the Creation and Issuance of Debt Securities

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TABLE OF CONTENTS
(continued)
		Page
ARTICLE 14 GENERAL		69
14.1	Force Majeure	69
14.2	Third Party Interest	70
14.3	Binding Effect	70
14.4	Counterparts	70
EXHIBIT A TO THE TRUST INDENTURE

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TRUST INDENTURE

THIS TRUST INDENTURE dated as of July 22, 2019,

BETWEEN:

CI FINANCIAL CORP., a corporation existing under the laws of Ontario (hereinafter called “CI”)

OF THE FIRST PART,

-and-

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada, (hereinafter called the “Trustee”)

OF THE SECOND PART,

WHEREAS CI wishes to issue from time to time Debt Securities in the manner provided for in this Indenture;

AND WHEREAS all things necessary have been done and performed to make the Debt Securities and instruments evidencing the same when certified by the Trustee and issued as in this Indenture provided, valid, binding and legal obligations of CI with the benefits and subject to the terms of this Indenture and any supplemental indenture issued in connection therewith;

AND WHEREAS the foregoing recitals and any statements of fact in this Indenture or in the Debt Securities (except for the representations contained in subsection 8.10(1) and sections 8.11 and 8.13 and in the certificate of the Trustee on the Debt Securities) are and shall be deemed to be made by CI and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by CI and the Trustee, it is agreed as follows:

ARTICLE 1

INTERPRETATION

1.1       Definitions

In this Indenture, the following terms shall have the meanings specified below unless there is something in the subject matter or context that is inconsistent therewith:

“Affiliate” shall mean an “affiliate” as defined in the Business Corporations Act (Ontario).

“Applicable Law” shall mean, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, orders and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and shall also include any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation.

“Applicable Securities Law” shall mean any Applicable Law in any jurisdiction regulating, or regulating disclosure with respect to, any sale or distribution or trading of securities in, or to residents of, such jurisdiction.

“Applicants” shall have the meaning specified in subsection 2.16(2).

“Book-Entry System” shall mean, in relation to the Global Debt Securities of a Series, the debt clearing, record entry, transfer and pledge systems and services established and operated by or on behalf of the related Depository for such Series (including where applicable pursuant to one or more agreements between such Depository and its Participants establishing the rules and procedures for such systems and services).

“Bearer Debt Security” shall mean a Debt Security issued in bearer form and which is payable to the bearer from time to time of such Debt Security, and shall include, where the context so requires, the coupons of such Debt Security.

“Business Day” shall mean a day on which Canadian chartered banks are open for business in Toronto, Ontario, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario.

“Canadian Dollars” or “$” shall mean lawful currency of Canada.

“Canadian Government Obligation” shall mean:

(a)	any security which is:

(i)	a direct obligation of Canada for the payment of which the full faith and credit of Canada is pledged; or

(ii)	an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of Canada the payment of which is unconditionally guaranteed as a full faith and credit obligation by Canada, and which, in any case, is not callable or redeemable at the option of CI or such Person, and

(b)	any depositary receipt issued by a bank named in Schedule I of the Bank Act (Canada) as custodian with respect to any Canadian Government Obligation which is specified in paragraph (a) of this definition and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Canadian Government Obligation which is so specified and held, provided that (except as required by Applicable Law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Canadian Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“CDS” shall mean CDS Clearing and Depository Services Inc., together with its successors from time to time.

“Certifying Agent” shall have the meaning specified in subsection 2.8(1).

“Certificate of CI” shall mean (i) with respect to CI, a written certificate signed in the name of CI by any Responsible Officer of CI and (ii) with respect to a Guarantor Subsidiary, a written certificate signed in the name of the Guarantor Subsidiary by any Responsible Officer of the Guarantor Subsidiary.

“CI” has the meaning specified in the first paragraph of this Indenture, and shall include its successors from time to time pursuant to the applicable provisions of this Indenture.

“Clearing Agency” shall mean, in relation to a Series issuable in whole or in part in the form of one or more Global Debt Securities, (i) CDS, or (ii) any other organization recognized as a “clearing agency” pursuant to Applicable Securities Law specified for such purpose in the related Series Supplement.

“contested” shall mean contested in good faith by appropriate proceedings promptly initiated and diligently conducted.

“Counsel” shall mean, in the case of Counsel to the Trustee, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Trustee (who may, except as otherwise expressly provided in this Indenture, also be Counsel to CI) and, in the case of Counsel to CI, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by CI.

“Debt Instrument” shall mean any bond, debenture, note or other evidence of Indebtedness of any kind, nature or description whatsoever, each of which is a “Type” of Debt Instrument.

“Debt Security” shall mean any Debt Instrument executed by CI and certified and delivered by the Trustee from time to time pursuant to this Indenture, and “Type” of Debt Security shall mean the Type of Debt Instrument so issued and certified.

“Declaration of Acceleration” shall mean, in relation to a Series, a declaration of acceleration with respect to such Series made under subsection 6.2(1), subsection 6.2(2) or the related Series Supplement.

“Default” shall mean, with respect to a Series, any occurrence that is, or with notice or the lapse of time or both would become, an Event of Default with respect to such Series.

“Default Interest” shall have the meaning specified in subsection 4.2(3).

“Defeasance” shall have the meaning specified in paragraph 13.1(2).

“Definitive Bearer Debt Security” shall mean, with respect to a Series, a Bearer Debt Security in the definitive form specified or provided for in the related Series Supplement.

“Definitive Debt Security” shall mean, with respect to a Series, a Debt Security, whether in bearer or registered form, in the definitive form specified or provided for in the related Series Supplement.

“Depository” shall mean, with respect to a Series issuable in whole or in part in the form of one or more Global Debt Securities, the Clearing Agency designated in or pursuant to the related Series Supplement as the Depository for such Series, together with its successors in such capacity.

“Equivalent Amount” shall mean, with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is translated into the first currency for the purchase of the applicable amount of the first currency with the other currency using the daily average exchange rate published by the Bank of Canada on the immediately preceding Business Day with respect to which such computation is required for the purpose of this Indenture or the other applicable Series Specific Document or, in the absence of such a rate on such date, using such other rate as the Trustee, the related Registrar or the related Paying Agent, as the case may be, may reasonably select.

“Event of Default” shall mean, with respect to a Series, any of the events identified in section 6.1, or in the related Series Supplement, as being an Event of Default with respect to such Series.

“Global Debt Security” shall mean a Debt Security of a Series in global form, whether in bearer or registered form.

“Governmental Authority” shall mean, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person has an undertaking, carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country.

“Guarantee” means a guarantee of Debt Securities provided by a Guarantor Subsidiary, if, as and to the extent provided in a Series Supplement.

“Guarantor Subsidiary” means, if and as so specified with respect to a Series in a Series Supplement, a Subsidiary of CI which provides a Guarantee of Debt Securities.

“Holder” shall mean, with respect to a Bearer Debt Security, including a coupon of a Bearer Debt Security, the Person having possession of such Bearer Debt Security or coupon, and with respect to a Registered Debt Security, the Person in whose name such Registered Debt Security is registered in the relevant Register in accordance with this Indenture (and including, for greater certainty, in the case of any Global Debt Security, the applicable Depository or its nominee which has possession of such Global Debt Security or in whose name such Global Debt Security is registered, as the case may be).

“Holder Action” shall mean any request, demand, authorization, direction, notice, consent, waiver or other action of any nature or kind given, made or taken, or to be given, made or taken, by one or more Holders under or in respect of this Indenture or any Debt Securities.

“Holder Direction” shall mean:

(a)           in respect of a Holder Action by Holders of a Series solely in relation to such Series:

(i)	an approval of or direction to make, give or take such Holder Action given by Holders of at least 66.67% (or such other percentage as is specifically prescribed herein with respect to a particular Holder Action) of the unpaid principal amount of such Series voted at a duly constituted meeting of such Holders; or

(ii)	an approval of or direction to make, give or take such Holder Action given pursuant to an instrument in writing signed in one or more counterparts by Holders of at least 66.67% (or such other percentage as is specifically prescribed herein with respect to a particular Holder Action) of the unpaid principal amount of such Series; or

(b)           in respect of a Holder Action by Holders of more than one Series in relation to more than one Series:

(i)	an approval of or direction to make, give or take such Holder Action given by Holders of at least 66.67% of the aggregate unpaid principal amount of all such Series voted at a duly constituted meeting of such Holders; or

(ii)	an approval of or direction to make, give or take such Holder Action given pursuant to an instrument in writing signed in one or more counterparts by the Holders of at least 66.67% of the aggregate unpaid principal amount of all such Series.

“including” shall mean including without limitation; and “include” or “includes” shall mean, respectively, include without limitation or includes without limitation.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness of such Person for borrowed money and all liabilities of such Person to pay money, whether originally incurred or subsequently assumed, and whether or not evidenced by notes, debentures or other like written instruments and (ii) all indebtedness and liabilities of the nature referred to in the preceding clause (i) of any other Person which such Person has guaranteed.

“Indenture” shall mean (i) this trust indenture as originally executed, including the Schedules to this Indenture, as the same may be supplemented (other than by a Series Supplement), amended (other than by a Series Supplement), consolidated or restated from time to time, and (ii) with respect to a particular Series, this Indenture as defined in clause (i) above as supplemented by the related Series Supplement; and the expressions “hereto”, “herein”, “hereof”, “hereby”, “hereunder”, and similar expressions refer to this Indenture and not to any particular Article, section, subsection, paragraph, clause or other part of this Indenture.

“Indenture Amendment” shall have the meaning specified in subsection 12.2(1).

“Interest Payment Date” shall mean, with respect to any accrued interest on any Debt Security, the Stated Maturity of such interest.

“Investment Certificate” shall mean any contract, agreement, certificate, instrument or writing containing an undertaking by a corporation making, issuing or guaranteeing it to pay to the holder thereof, or such holder’s assignee or personal representative, or other Person, a stated or determinable maturity value in cash or its equivalent on a fixed or determinable date and containing optional settlement, cash surrender or loan values prior to or after maturity, the consideration for which consists of payments made or to be made to the corporation in installments or periodically, or of a single sum, according to a plan fixed by the contract regardless of whether the holder is or may be entitled to share in the profits or earnings of, or to receive additional credits or sums from, the corporation.

“issued” shall mean, in relation to a Debt Security, that such Debt Security has been executed by CI, certified by the Trustee as provided herein, and delivered by or on behalf of CI.

“Issuer Order” or “Issuer Request” shall mean a written order or request signed in the name of CI by a Responsible Officer.

“Material Adverse Effect” shall mean, with respect to a Series, a material adverse effect on (i) the business, operations, prospects, properties or condition, financial or otherwise, of CI, or (ii) CI’s ability to perform its obligations and liabilities under this Indenture and the other Series Specific Documents for such Series.

“Maturity” shall mean, with respect to any principal of a Debt Security, the date on which such principal becomes due and payable, whether at Stated Maturity or by Declaration of Acceleration, call for redemption or otherwise.

“Notice” shall have the meaning specified in section 9.1.

“Offering Document” shall mean, with respect to a Series, any prospectus, prospectus supplement, offering memorandum or similar disclosure document prepared by or on behalf of CI for delivery to purchasers, or prospective purchasers, of such Series in connection with the initial sale of such Series.

“Office” or “Agency” shall mean, with respect to a Series, an office or agency of CI, the Trustee, the related Registrar or the related Paying Agent, as the case may be, maintained or designated in the Place of Payment for such Series pursuant to this Indenture or the related Series Supplement or any other office or agency of CI, the Trustee, the related Registrar or the related Paying Agent, as the case may be, maintained or designated for such Series pursuant to this Indenture and the related Series Supplement.

“Opinion of Counsel” shall mean a written opinion addressed to the Trustee (among other addressees) by legal counsel who may, except as otherwise expressly provided in this Indenture, be Counsel for CI, and who shall be reasonably satisfactory to the Trustee.

“Organizational Documents” shall mean, with respect to any Person, such Person’s articles or other charter documents, by-laws, unanimous shareholder agreement, partnership agreement, joint venture agreement, operating agreement, declaration of trust or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person.

“Original Currency” shall have the meaning specified in section 4.3.

“Other Currency” shall have the meaning specified in section 4.3.

“Other Series Agent” shall mean, with respect to any Series, a Person appointed in or pursuant to the related Series Supplement to act in any agency or other identified capacity (other than as Depository, Registrar or Paying Agent) for such Series, together with such Person’s successors from time to time in such capacity.

“Outstanding” shall mean, in relation to a Series, all Debt Securities of such Series issued under this Indenture on or prior to the date of determination, except:

(a)	any such Debt Securities cancelled by the Trustee, or delivered to the Trustee, the related Registrar or the related Paying Agent for cancellation, on or prior to such date;

(b)	any such Debt Securities for which funds in the necessary amount to repay such Debt Securities have been deposited on or prior to such date with the Trustee, the related Registrar or the related Paying Agent (other than CI) in trust or set aside and segregated in trust by CI (if CI shall act as its own Paying Agent) for the Holders of such Debt Securities; provided that, if such Debt Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision for such notice satisfactory to the Trustee has been made;

(c)	Debt Securities as to which Defeasance has been effected pursuant to section 13.1; and

(d)	Debt Securities which have been paid and satisfied in full or in exchange for or in lieu of which other Debt Securities of such Series have been issued other than any such Debt Securities in respect of which there shall have been presented to the Trustee proof satisfactory to the Trustee that such Debt Securities are held by a bona fide purchaser in whose hands such Debt Securities are valid obligations of CI;

provided, however, that in determining whether Holders of the requisite principal amount of Debt Securities have given, made or taken any Holder Action as of any date, (w) the Outstanding principal amount of a Debt Security shall be the principal of such Debt Security which would be due and payable as of such date upon acceleration of the Maturity of such Debt Security to such date pursuant to a Declaration of Acceleration, (x) if, as of such date, the principal amount of a Debt Security payable at its Stated Maturity is not determinable, the principal amount thereof which shall be deemed to be outstanding shall be the amount as specified in or determined pursuant to the related Series Supplement, (y) the principal amount of a Debt Security denominated in one or more foreign currencies which shall be deemed to be outstanding shall be the Equivalent Amount in Canadian Dollars, determined as of such date, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (w) or (x) above, of the amount determined as provided in such clause), and (z) Debt Securities beneficially owned by CI or any other obligor upon such Debt Securities or any Affiliate of CI or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such Holder Action, only Debt Securities which a Responsible Officer of the Trustee knows to be so owned shall be so disregarded. Debt Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Debt Securities and that the pledgee is not CI or any other obligor upon such Debt Securities or any Affiliate of CI or of such other obligor, provided that the outstanding principal amount of any such pledged Debt Securities as at any date shall be deemed to be only the aggregate of the indebtedness and liabilities of CI secured by such pledge that are outstanding on such date or which the pledgee thereof (or Person on whose behalf the pledgee thereof is acting) is committed on such date to permit CI to incur.

“Participant” shall mean, in relation to a Depository, a broker, dealer, bank or other financial institution or other Person on whose behalf such Depository or its nominee holds Debt Securities pursuant to a Book-Based System operated by such Depository.

“Paying Agent” shall mean, in relation to a Series, the Person appointed in or pursuant to the related Series Supplement as the paying agent for such Series, in such capacity, together with such Person’s successors from time to time in such capacity.

“Permitted Encumbrances” shall mean, with respect to a Series, Security Interests on the property of CI or, if applicable for a Series, a Guarantor Subsidiary, which are:

(a)	Security Interests for taxes, assessments, governmental charges arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested and for which a reserve or other appropriate provision, if any, as shall be required in conformity with Canadian generally accepted accounting principles shall have been made;

(b)	statutory Security Interests of landlords and carriers, warehousemen, mechanics, suppliers, material men, repairmen or other similar Security Interests arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested and for which a reserve or other appropriate provision, if any, as shall be required in conformity with Canadian generally accepted accounting principles shall have been made;

(c)	Security Interests incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(d)	Purchase Money Liens;

(e)	Security Interests in favour of CI or, if applicable, a Guarantor Subsidiary;

(f)	Security Interests arising in the ordinary course of business in favour of any bank or other lender on the property of CI or, if applicable, a Guarantor Subsidiary (other than accounts receivable) to secure any liabilities of CI or, if applicable, a Guarantor Subsidiary that do not relate to borrowed money;

(g)	Security Interests for any judgment rendered, or claim filed, against CI or any Guarantor Subsidiary, which is being contested in good faith by appropriate proceedings, that does not constitute an Event of Default, if during such contestation a stay of enforcement of such judgment or claim is in effect;

(h)	Security Interests that arise by operation of law;

(i)	any Security Interest existing on any property of a Person at the time that such Person is acquired by CI or, if applicable, a Guarantor Subsidiary provided that such Security Interest was not incurred in contemplation of or as a result of such acquisition;

(j)	any Security Interest existing on any property acquired by CI or, if applicable, a Guarantor Subsidiary, provided that such Security Interest was not incurred in contemplation of or as a result of such acquisition;

(k)	Security Interests for any final judgments for the payment of money that do not constitute an Event of Default;

(l)	any Security Interest to secure any Investment Certificate issued by CI or, if applicable, a Guarantor Subsidiary, in the normal course of business; and

(m)	any extension, renewal, alteration or substitution or replacement of any Security Interest mentioned above provided that it is not extended thereby to any additional property and the principal amount secured thereby is not increased.

“Person” is to be broadly interpreted and shall include an individual, a corporation, a limited liability company, a partnership, a trust, an unincorporated organization, a joint venture, the government of a country or any political subdivision of a country, or an agency or department of any such government, any other Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity.

“Place of Payment” shall mean, in relation to a Series, the place or places where the principal of and any premium, interest and other amounts on such Series are payable as specified in the related Series Supplement.

“Principal Terms” shall have the meaning specified in section 2.2.

“Privacy Laws” shall have the meaning specified in section 8.15.

“Proceeding” shall mean any suit, action or other judicial or administrative proceeding.

“property” shall include any asset or property of any nature, kind or description whatsoever (whether real, personal or intellectual and whether tangible or intangible) and any cash, receivables, revenue or undertaking, whether or not shown on a balance sheet in accordance with applicable generally accepted accounting principles.

“Purchase Money Lien” shall mean any Security Interest on property acquired by CI or, if applicable, a Guarantor Subsidiary which was assumed, created, guaranteed, reserved, issued or given to secure or satisfy all or any part of the acquisition price of such property.

“Quorum” shall mean, in relation to a meeting of Holders of one or more Series, a quorum of such Holders determined in accordance with paragraph 10.2(3)(a).

“Rating Agency” shall mean, at any particular time with respect to a Series, a credit rating agency specified in the related Series Supplement which is then rating such Series, or any other credit rating agency selected from time to time by the Trustee to provide a rating, and which is then providing a rating, for such Series.

“Redemption Date” shall mean, with respect to a Debt Security to be redeemed, the date fixed for such redemption by or pursuant to the related Series Supplement.

“Redemption Price” shall mean, with respect to a Debt Security to be redeemed, the price (including any applicable premium) at which such Debt Security is to be, or may be, redeemed, as specified in the related Series Supplement.

“Register” shall have the meaning specified in paragraph 2.10(a).

“Registered Debt Security” shall mean a Debt Security issued in registered form and which is payable to the registered Holder thereof.

“Registrar” shall mean, in relation to a Series, the Person appointed in or pursuant to the related Series Supplement as the Registrar for such Series, in such capacity, together with such Person’s successors from time to time in such capacity.

“Regular Interest Record Date” shall mean, with respect to a Series and related Interest Payment Date, the date specified in or determined pursuant to the related Series Supplement as the record date for the determination of the Holders to which interest on such Series is payable on such Interest Payment Date, provided that, if the related Series Supplement does not contain any provision specifying or setting out the manner to determine such date, the Regular Interest Record Date for such Series shall mean (i) the fifteenth day of the month immediately preceding the month in which such Interest Payment Date occurs, if such Interest Payment Date is the fourteenth or any preceding day of a month, and (ii) the last day of the month immediately preceding the month in which such Interest Payment Date occurs, if such Interest Payment Date is the fifteenth or any subsequent day of a month.

“Replacement Agent” shall have the meaning specified in subsection 2.15(1).

“Requirements of Law” shall mean, with respect to any Person, the Organizational Documents of such Person and any Applicable Law, or determination of a Governmental Authority, in each case applicable to or binding upon such Person or any of its business or property or to which such Person or any of its business or property is subject.

“Responsible Officer” shall mean, with respect to (i) the Trustee, any Vice President, any Assistant Vice President, any Assistant Secretary, any Assistant Treasurer, any Senior Manager or any Manager, and any other officer of the Trustee customarily performing functions similar to any such office within the corporate trust department of the Trustee and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer’s knowledge of and familiarity with that relevant subject, or (ii) CI, the Chief Executive Officer, the Chief Operating Officer, the President, any Executive Vice President or Senior Vice President, and any other officer of CI customarily performing functions similar to any such office with CI, or (iii) a Guarantor Subsidiary, the Chief Executive Officer, the Chief Operating Officer, the President, any Executive Vice President or Senior Vice President, and any other officer of the Guarantor Subsidiary customarily performing functions similar to any such office with such Guarantor Subsidiary.

“Security Interest” shall mean, for any Person, any assignment, security interest, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property that secures payment of any Indebtedness of such Person, or secures any other item which in accordance with Canadian generally accepted accounting principles would be included as a liability on the liability side of the balance sheet of such Person, or secures any contingent liability of such Person.

“Series” shall mean all Debt Securities of the same Type issued pursuant to the same Series Supplement, the Principal Terms of which are, subject to the last sentence of section 2.2, identical, whether or not such Debt Securities have been or are to be issued on the same date.

“Series Issuance Date” shall mean, with respect to a Series, the date specified as such in the related Series Supplement.

“Series Specific Documents” shall mean, in relation to a Series, (i) this Indenture including the related Series Supplement, (ii) all Debt Securities of such Series, (iii) all documents and agreements, including those creating any Series Specific Security Interest for such Series, identified in the related Series Supplement as Series Specific Documents for such Series, and (iv) all other agreements, documents, certificates and instruments delivered by CI and, if and as applicable, a Guarantor Subsidiary, to the Trustee pursuant to, or in respect of, any of the agreements, documents, certificates or instruments referred to in any of the preceding clauses of this definition.

“Series Specific Security Interest” shall have the meaning specified in subsection 4.4(4).

“Series Supplement” shall mean, with respect to a Series, a supplement to this Indenture establishing the Principal Terms of, and other terms and conditions applicable to, such Series, as such supplement may be amended, modified, supplemented, consolidated or restated from time to time.

“Special Interest Record Date” shall have, with respect to the payment of any Default Interest on a Series, the meaning specified in paragraph 4.2(3)(a).

“Stated Maturity” shall mean, with respect to any principal of or accrued interest on a Debt Security, the fixed date specified in the related Series Supplement on which such principal or interest is due and payable.

“Subsidiary” shall mean, a “subsidiary” as defined in the Business Corporations Act (Ontario).

“Successor Issuer” shall have the meaning specified in section 11.1.

“Transfer Agent” shall have the meaning specified in section 2.11.

“Trustee” shall have the meaning specified in the first paragraph of this Indenture and shall include any successor Trustee appointed pursuant to this Indenture.

“Type” shall have the meaning specified in the definition of “Debt Security”.

“U.S. Government Obligation” means securities that are direct obligations of, or obligations guaranteed by, or participations in pools consisting of obligations of or obligations guaranteed by, the United States of America, for the timely payment of which its full faith and credit is pledged.

1.2	Accounting Principles

(1)	As used in this Indenture and in any certificate or other document made or delivered pursuant to this Indenture, accounting terms not defined in this Indenture (including with respect to a particular Series, in the related Series Supplement) or in any such certificate or other document, and accounting terms partly defined in this Indenture (including with respect to a particular Series, in the related Series Supplement) or in any such certificate or other document to the extent not defined, shall have the respective meanings given to them under Canadian generally accepted accounting principles. To the extent that the definitions of accounting terms in this Indenture (including any Series Supplement) or in any such certificate or other document are inconsistent with the meanings of such terms under Canadian generally accepted accounting principles, the definitions contained in this Indenture (including such Series Supplement) or in any such certificate or other document shall prevail.

(2)	For greater certainty, references to Canadian generally accepted accounting principles shall refer to the accounting principles generally accepted in Canada from time to time and applicable to CI, as recommended by the Canadian Institute of Chartered Accountants (or any applicable successor body), and shall include, if and to the extent applicable to CI, International Financial Reporting Standards.

1.3	Headings and Table of Contents

The division of this Indenture, a Series Supplement or a Debt Security into Articles, sections, subsections, paragraphs, clauses and other subdivisions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture, such Series Supplement or such Debt Security.

1.4	Section and Schedule References

Unless something in the subject matter or context is inconsistent therewith, references in this Indenture to Articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules are to Articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules of or to this Indenture.

1.5	Governing Law

This Indenture, each Series Supplement and each Debt Security shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in such Province, and each of CI, the Trustee and, by their acceptance of Debt Securities and the benefits of this Indenture and the related Series Supplement, the Holders from time to time submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.6	Currency

Unless expressly provided to the contrary in this Indenture or in any Debt Security, all monetary amounts in this Indenture or in such Debt Security refer to Canadian Dollars.

1.7	Non-Business Days

Unless expressly provided to the contrary in this Indenture or in any Debt Security, whenever any payment shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, on, or as of, or from a period ending on, the next succeeding Business Day.

1.8	Time

Unless otherwise expressly stated in this Indenture or in any Debt Security, all references to a time will mean Toronto, Ontario local time. Time shall be of the essence in this Indenture and all other Series Specific Documents.

1.9	Reference to Statutes

Unless expressly provided to the contrary in this Indenture or in any Debt Security, all references to any statute or any provision of any statute shall include all regulations or policies made under such statute or in connection with such statute from time to time, and shall include such statute or provision as the same may be amended, restated, re-enacted or replaced from time to time.

1.10	Severability

In the event that one or more provisions in this Indenture, any Series Supplement or any Debt Security shall be invalid, illegal or unenforceable in any respect under any Applicable Law, the validity, legality and enforceability of the remaining provisions hereof or thereof shall not be affected or impaired thereby. Each of the provisions of this Indenture and the other Series Specific Documents is declared to be separate and distinct.

1.11	Number, Gender and Expressions

Words importing the singular number only will include the plural and vice versa, words importing gender will include all genders and words importing any type or category of Persons will include all types and categories of Persons. Where any term or expression is defined in this Agreement, derivations of such term or expression will have a corresponding meaning.

1.12	Independence of Covenants

Each covenant contained in this Indenture or any other Series Specific Document shall be construed (absent an express provision to the contrary) as being independent of each other covenant, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.

1.13	Interest Payments and Calculations

(1)	All interest payments to be made under this Indenture or any Debt Security will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and, to the extent permitted by Applicable Law, interest will accrue on overdue interest.

(2)	For the purposes of the Interest Act (Canada), if in this Indenture or in any Debt Security a rate of interest is or is to be calculated on the basis of a period which is less than a full calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the calendar year for which such calculation is made and divided by the number of days in such period.

(3)	The rates of interest stipulated in this Indenture or in any Debt Security will be calculated using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed reinvestment of interest.

(4)	In calculating interest or fees payable under this Indenture or under a Debt Security for any period, unless otherwise specifically stated, the first day of such period shall be included and the last day of such period shall be excluded.

1.14	English Language

CI, the Guarantor Subsidiaries from time to time, the Trustee and, by their acceptance of Debt Securities and the benefits of this Indenture, the Holders acknowledge that this Indenture, each Debt Security and each document related hereto and thereto (whether or not any of such documents is also drawn up in French) has been drawn up in English at the express will of such Persons. Les parties aux présents conviennent que ces présents ainsi que tout document qui s’y rattache (incluant tout document rédige en français et en anglais) soient rédiges en langue anglaise a la volonté expresse des parties.

1.15	No Conflict with Series Supplements

The terms and provisions of a Series Supplement for a Series may modify or amend any of the terms and provisions of this Indenture, but solely as applied to such Series. The insertion of the phrase “in any Series Supplement”, “unless otherwise specified in the related Series Supplement” or similar phrases in this Indenture, or the absence of any such phrase, shall not limit the scope of or otherwise affect the preceding sentence or section 2.2. For greater certainty, if a term or provision contained in this Indenture shall conflict or be inconsistent with a term or provision of a Series Supplement for a Series, such Series Supplement shall govern with respect to such Series; provided, however, that the terms and provisions of such Series Supplement may modify or amend the terms and provisions of this Indenture solely as applied to such Series. For greater certainty, a Series Supplement may provide for the creation and issuance of more than one Series of Debt Securities.

1.16	Form of Documents Delivered to Trustee

(1)	In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(2)	Any certificate or opinion of a Responsible Officer of CI may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, Counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which such Responsible Officer’s certificate or opinion is based are erroneous. Any such certificate or opinion or any Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, a Responsible Officer of CI to the extent that it relates to information or factual matters in the possession of CI or upon a certificate or opinion of, or representation by, an officer or officers of any other Person to the extent that it relates to information or factual matters in the possession of such other Person, unless the Person giving such certificate or counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous. Any Opinion of Counsel may be based on the written opinion of other counsel, in which event such Opinion of Counsel shall be accompanied by a copy of such other counsel’s opinion and shall include a statement to the effect that such counsel believes that such counsel and the Trustee may rely upon the opinion of such other counsel.

(3)	Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

(4)	In connection with any application or certificate or report to the Trustee, wherever it is provided that CI or any Guarantor Subsidiary shall deliver any document as a condition of the granting of such application, or as evidence of compliance with any term or condition, it is intended that the truth and accuracy, at the time of the granting of such application or at the effective date of such certificate or report (as the case may be), of the facts and opinions stated in such document shall in such case be conditions precedent to the right of CI of such Guarantor Subsidiary to have such application granted or to the sufficiency of such certificate or report. The foregoing shall not, however, be construed to affect the Trustee’s right to rely upon the truth and accuracy of any statement or opinion contained in any such document as provided in section 8.3.

(5)	Every certificate or opinion with respect to compliance with a term, condition or covenant shall specify the document and the section of such document under which such certificate or opinion is being made and shall include:

(a)	a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions in such document relating to such covenant or condition;

(b)	a statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)	a statement that, in the opinion of each such individual, such individual has made such examination or investigation as is necessary to enable such individual to express an informed opinion as to whether or not such covenant or condition has been complied with;

(d)	a statement as to whether, in the opinion of each such individual, such term, condition or covenant has been complied with;

(e)	any application, written demand, statement, request, notice, designation, direction, nomination or other document to be made by CI or a Guarantor Subsidiary shall, unless otherwise provided, be deemed sufficiently made and executed if executed by a Responsible Officer of CI or such Guarantor Subsidiary, as applicable; and

(f)	any certificate of any expert, insofar as it relates to matters outside of such expert’s competence or responsibility, may be based upon a certificate or opinion of or upon representations by Counsel, or some other qualified expert, unless such first-mentioned expert knows that the certificate or opinion or representations with respect to the matters upon which the certificate may be based as aforesaid are erroneous, or in the exercise of reasonable care should have known that the same were erroneous.

1.17        Exhibit A

The attached Exhibit A, being the form of Series Supplement, is a part of this Indenture.

ARTICLE 2

THE DEBT SECURITIES

2.1           No Fixed Limitation

The aggregate principal amount of Debt Securities which may be issued under this Indenture is unlimited, and the aggregate principal amount of any Series which may be issued under this Indenture will be specified or determined in the manner provided for in the related Series Supplement. Notwithstanding the foregoing, Debt Securities may be issued only upon and subject to the conditions specified in this Indenture.

2.2           Principal Terms of a Series

Prior to the initial issuance of any Debt Securities of a Series, CI will establish, pursuant to a separate Series Supplement, the principal terms of such Series (the “Principal Terms”) which will include, if applicable, the following:

(a)	the name, title or designation of such Series ( which will distinguish such Series from all other Series);

(b)	the Type of Debt Securities that will comprise such Series;

(c)	the aggregate principal amount of such Debt Securities that may be issued (except for Debt Securities issued upon a transfer of, or in exchange for, or in lieu of, other Debt Securities of such Series);

(d)	the date or dates of payment (or the method for determining the date or dates of such payment) of principal of and any premium and other amounts on such Debt Securities;

(e)	the currency of such Debt Securities;

(f)	the denominations in which such Debt Securities may be issued;

(g)	the manner of payment and the Place of Payment for such Debt Securities;

(h)	whether such Debt Securities are to be interest bearing and, if so, the rate or rates of interest, the Interest Payment Dates and the Regular Interest Record Dates (or the method of determining any of the foregoing);

(i)	the right of CI, if any, to extend the Interest Payment Dates, and the duration of any such extension, with respect to such Debt Securities;

(j)	the right of CI, if any, to prepay or redeem such Debt Securities and, in relation to any such right, the period or periods within which, the price or prices at which and the terms and conditions upon which such Securities are to be so prepaid or redeemed, in whole or in part;

(k)	the right of the Holders, if any, to cause CI to prepay, redeem or repurchase such Debt Securities and, in relation to any such right, the details of the obligation, if any, of CI to prepay, redeem or repurchase such Debt Securities and the period or periods within which the price or prices at which, and the terms and conditions upon which, such Debt Securities are to be so prepaid, redeemed or purchased, in whole or in part;

(l)	the rights or obligations of CI, if any, to establish and fund a sinking fund or other analogous arrangement with respect to such Debt Securities, and in relation to any such right or obligation the details of the right or obligation, if any of CI to establish and fund such sinking fund or analogous arrangement, and the terms and conditions upon which such sinking fund or analogous arrangement may or shall be established and funded;

(m)	the definitive form or forms of such Debt Securities, including the form of the certificate of the Trustee relative thereto;

(n)	which such Debt Securities will be issued as Bearer Debt Securities or Registered Debt Securities or both;

(o)	whether such Debt Securities will be issued as either Definitive Debt Securities or Global Debt Securities or both and the Depository for any such Global Debt Securities, the terms and conditions, if any upon which any such Global Debt Securities may be exchanged, in whole or in part, for Definitive Debt Securities, and the manner in which any interest payable on such Global Debt Securities will be paid;

(p)	whether such Debt Securities are subject to Defeasance as provided in Article 13;

(q)	the subordination provision, if any, to be applicable to such Debt Securities;

(r)	the terms and conditions, if any, pursuant to which such Debt Securities are to be guaranteed or secured by a Series Specific Security Interest;

(s)	whether such Debt Securities will be convertible into or exchangeable for any other security of CI and, if so, the terms and conditions of conversion or exchange including the conversion or exchange price, the conversion or exchange period and any provisions pursuant to which the number of securities of CI to be received by the Holders of such Debt Securities would be subject to adjustment;

(t)	if the amount of principal of or any premium, interest or other amount on such Debt Securities may be determined with reference to an index or an identifiable security, commodity or other asset, the description of such index, security, commodity or other asset and the manner in which such amounts shall be determined;

(u)	if other than the full principal amount thereof, the portion of the principal amount of such Debt Securities which shall be payable upon a Declaration of Acceleration;

(v)	whether a Registrar, Paying Agent or Other Series Agent will be appointed for such Debt Securities and, if so, the identity of, or the manner for determining the identity of, such Registrar, Paying Agent and Other Series Agent;

(w)	any provisions with respect to those definitions specified in Article 1, and those other provisions of this Indenture, which require or permit further specification in the related Series Supplement;

(x)	any additional terms and provisions with respect to, and any additional conditions, representations, covenants and Events of Default, if any, for, such Debt Securities;

(y)	any modification or elimination of any of the definitions, representations, covenants, conditions, Events of Default or other terms and provisions of this Indenture to be applicable to such Debt Securities;

(z)	any provisions granting special rights to Holders of such Debt Securities when a specified event occurs;

(aa)	any special tax implications of, or any special tax provisions, representations, agreements or indemnities relating to, such Debt Securities, including any provisions for withholding tax indemnities or gross-ups; and

(bb)	any other provisions, requirements, conditions, indemnities, enhancements or other matters of any nature or kind whatsoever relating to such Debt Securities including any terms which may be required by, or advisable under, any Applicable Law or any rules, procedures or requirements of any securities exchange on which any of such Debt Securities are, or are proposed to be, listed or of any over the counter market in which any of such Debt Securities are, or are proposed to be, traded or which may be advisable in connection with the marketing of such Debt Securities.

All Debt Securities of a particular Series will be subject to identical Principal Terms except that the issue date, the issue price and the amount of the first payment of interest may be different in respect of Debt Securities of such Series issued on different dates.

2.3          Currency and Denominations

Debt Securities shall be issuable only in the currency or currencies, and only in the denomination or denominations, prescribed in the related Series Supplement.

2.4           Form of Definitive Debt Securities

(1)	The definitive form or forms of a Debt Security, and the Trustee’s certificate of authentication on such Debt Security, shall be substantially as set forth in the related Series Supplement. The forms of all Debt Securities may contain such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and the related Series Supplement, and may have such letters, numbers or other marks or identification or designation and such legends or endorsements placed thereon as are required to conform to usage or to comply with any Applicable Law, or with the rules of any securities exchange on which any of such Debt Securities may be listed or any over the counter market on which any of such Debt Securities may be traded, or as CI may determine to be necessary, appropriate or desirable for any other purpose.

(2)	Debt Securities may be typewritten, printed, lithographed or engraved or otherwise reproduced, or be any combination of the foregoing, as CI may determine.

2.5          Form of Interim Debt Securities

(1)	Pending the delivery of Definitive Debt Securities of a Series to the Trustee, there may be issued, in lieu of such Definitive Debt Securities, interim Debt Securities of such Series, in such forms and in such denominations and signed in such manner as CI may approve, entitling the Holders of such interim Debt Securities to Definitive Debt Securities of such Series when the same are ready for delivery; provided, however, that the aggregate unpaid principal amount of interim Debt Securities of a Series so created and certified shall not exceed the aggregate unpaid principal amount of Debt Securities of such Series for the time being authorized. The provisions of section 2.7 regarding certification by the Trustee shall apply to interim Debt Securities.

(2)	When issued, interim Debt Securities of a Series shall, for all purposes, be deemed to be Debt Securities of such Series and, pending the exchange of such interim Debt Securities for Definitive Debt Securities of such Series, the Holders of such interim Debt Securities shall be deemed to be Holders of Debt Securities of such Series and entitled to the benefit of this Indenture to the same extent and in the same manner as though such exchange had been made.

(3)	Immediately after the delivery of Definitive Debt Securities of a Series to the Trustee, the Trustee shall call in for exchange all interim Debt Securities of such Series and immediately after such exchange shall cancel the same. No charge shall be made by CI or the Trustee to the Holders of such interim Debt Securities for such exchange.

2.6          Execution

(1)	Debt Securities shall be executed on behalf of CI by a Responsible Officer of CI. The signature of such Responsible Officer on any Debt Securities may be manual or mechanically reproduced, and Debt Securities bearing such mechanically reproduced signature shall be as valid and binding upon CI as if a Responsible Officer had manually signed such Debt Securities. Debt Securities bearing the manual or facsimile signature of an individual who was, at the time that such signature was affixed, a Responsible Officer of CI shall, subject to certification by the Trustee pursuant to section 2.7, be valid and binding upon CI notwithstanding that such individual ceased to be a Responsible Officer of CI prior to the certification and delivery of such Debt Securities.

(2)	CI shall provide to the Trustee, the related Registrar or the related Paying Agent, as the case may be, a supply of certificates to evidence Debt Securities for each Series in such forms (including interim, bearer, registered, global or definitive, as the case may be), in such amounts, bearing such distinguishing letters and numbers, and as at such times as are necessary to enable the Trustee, the related Registrar and the related Paying Agent to fulfill their respective responsibilities under this Indenture.

2.7           Certification by Trustee

(1)	At any time and from time to time after the execution and delivery of this Indenture (including the related Series Supplement), CI may deliver Debt Securities signed by a Responsible Officer of CI to the Trustee for certification, pursuant to an Issuer Order applicable thereto. Upon receipt by the Trustee of an Issuer Order applicable to such Debt Securities, the Trustee shall certify and deliver such Debt Securities in the manner specified in such Issuer Order, without receiving any consideration for such certification and delivery.

(2)	No Holder shall be entitled to any right or benefit under this Indenture with respect to a Debt Security, and such Debt Security shall not be valid or binding for any purpose, unless such Debt Security has been certified, substantially in the form provided for in the related Series Supplement, by the Trustee, as evidenced by the manual signature of a Responsible Officer of the Trustee. Such certification upon any Debt Security shall be conclusive evidence, and the only evidence, that such Debt Security has been issued under this Indenture.

(3)	Debt Securities bearing the manual signature of an individual who was, at the time that such signature was affixed, a Responsible Officer of the Trustee, shall be valid and binding on the Trustee notwithstanding that such individual ceased to be a Responsible Officer of the Trustee prior to the delivery of such Debt Securities.

(4)	The certification of the Trustee on a Debt Security shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture (including the related Series Supplement) or such Debt Security or the authorization and execution of such Debt Security, and the Trustee shall in no respect be liable or answerable for the use made of such Debt Security or the proceeds of such Debt Security. The certification of a Debt Security by the Trustee shall, however, be a representation and warranty by the Trustee that such Debt Security is Outstanding in accordance with the terms of this Indenture.

2.8           Certifying Agent

(1)	There may be a certifying agent for any Series which the Trustee, with the consent of CI, shall have the right to appoint (a “Certifying Agent”). The Certifying Agents shall be authorized to act on behalf of the Trustee to certify Debt Securities of such Series issued upon exchange, transfer or partial redemption of such Debt Securities and all Debt Securities so certified shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if certified by the Trustee. All references in this Indenture to certification of Debt Securities by the Trustee shall be deemed to include certification by a Certifying Agent for such Debt Securities. Each Certifying Agent shall be a corporation that has a combined capital and surplus, as most recently reported or determined by it, sufficient under the laws of the jurisdiction under which it is organized or in which it is doing business to conduct a trust business, and that is otherwise authorized under such laws to conduct such business and is subject to supervision or examination by Canadian federal or provincial Governmental Authorities. If at any time any Certifying Agent shall cease to be eligible in accordance with these provisions, it shall resign immediately.

(2)	A Certifying Agent may resign at any time by giving written notice of resignation to the Trustee and to CI. The Trustee may at any time (and upon request by CI shall) terminate the agency of any Certifying Agent for a Series by giving written notice of termination to such Certifying Agent and to CI. Upon resignation, termination or cessation of eligibility of any Certifying Agent for a Series, the Trustee may appoint an eligible successor Certifying Agent for such Series acceptable to CI. Any successor Certifying Agent for a Series, upon acceptance of its appointment under this Indenture, shall become vested with all the rights, powers and duties of its predecessor under this Indenture as if originally named as a Certifying Agent pursuant hereto.

2.9           Paying Agent

If a Series Supplement provides for a Paying Agent with respect to the applicable Series, then, subject to any contrary provision in such Series Supplement:

(a)	Such Paying Agent shall separately in respect of such Series maintain a record of all Bearer Debt Securities of such Series and of their redemption, payment, exchange, forfeiture, cancellation, mutilation, defacement, alleged destruction, theft or loss or replacement, and make all such records available for inspection at all reasonable times by CI.

(b)	CI may from time to time deliver to such Paying Agent Definitive Bearer Debt Securities of such Series for cancellation, whereupon the Paying Agent shall forward the same to the Trustee for cancellation. CI may from time to time deliver to such Paying Agent an interim Global Bearer Debt Security or a permanent Global Bearer Debt Security of such Series with instructions to cancel a specified aggregate principal amount of the Debt Securities represented thereby whereupon the Paying Agent shall note or cause to be noted on the Schedule to such Global Bearer Debt Security the aggregate principal amount of Debt Securities so cancelled and the remaining principal amount of such Global Bearer Debt Security thereof and shall acknowledge and confirm such notation by its signature or certification of the same.

(c)	As soon as practicable after each date on which Debt Securities of such Series are cancelled or forwarded to the Trustee for cancellation in accordance with paragraph (b) above or otherwise under this Indenture, and after each date on which the Bearer Debt Securities of such Series become due for redemption, the Paying Agent shall notify the Trustee and CI in writing (on the basis of the information available to it) of the serial number of such Bearer Debt Securities so cancelled or forwarded to the Trustee for cancellation, and the serial numbers of any Bearer Debt Securities of such Series against presentation or surrender of which payment has been made, and of the serial numbers of any Bearer Debt Securities of such Series which have not yet been presented or surrendered for payment.

(d)	Such Paying Agent will forward to the Trustee for cancellation each Global Bearer Debt Security and Definitive Bearer Debt Security of such Series (where there is no principal amount thereof remaining) delivered to it for cancellation in accordance with paragraph (b) above or otherwise under this Indenture and will as soon as reasonably practicable furnish to CI, the related Registrar and the Trustee a certificate specifying the serial numbers of the Global Bearer Debt Securities and Definitive Bearer Debt Securities in numerical sequence so forwarded to the Trustee for cancellation.

(e)	Such Paying Agent shall, at the request of the Holder of any Bearer Debt Security of such Series, issue voting certificates (including block, global or omnibus voting certificates) and voting instructions in a form and manner which comply with the provisions of this Indenture (subject to such regulations and procedures with respect to the same as may be established and agreed to from time to time by CI, the Trustee and such Paying Agent). Such Paying Agent shall keep a full record of voting certificates and voting instructions issued by it and will give to CI not less than 24 hours before the time appointed for any meeting or adjourned meeting full particulars of all voting certificates and voting instructions issued by it in respect of such meeting or adjourned meeting.

(f)	Such Paying Agent shall make payments of principal, premium, if any, interest and other amounts, if any, in respect of Bearer Debt Securities of such Series in accordance with the Principal Terms of such Bearer Debt Securities, provided that such Paying Agent shall not be obliged (but shall be entitled) to make such payments if it is not able to establish that it has received from CI (whether or not at the due time) the full amount of such payment.

(g)	Such Paying Agent shall not exercise any Security Interest, right of set-off or similar claim against any Person to whom it makes any payment under paragraph

(f)	above in respect of such payment, nor shall any commission or expense be charged by such Paying Agent to any such Person in respect of such payment.

(h)	CI shall provide to such Paying Agent for distribution, specimen Bearer Debt Securities of such Series in definitive form, and sufficient copies of all documents required to be available at the Paying Agent for inspection as provided in any Offering Document relative to, or in the related Series Supplement for, of such Series.

(i)	Such Paying Agent shall make available for inspection during normal business hours at its specified Office such documents as may be specified as so available in any Offering Document relative to, or in the related Series Supplement for, such Series, or as may be required by any securities exchange on which such Series may be listed or any over the counter market in which such Series may be traded.

(j)	Such Paying Agent shall make (on behalf of CI) all necessary notifications and filings as may be required from time to time in relation to the issue, purchase and redemption of Bearer Debt Securities of such Series by all Applicable Laws. Except as set forth in the preceding sentence, CI shall be solely responsible for ensuring that each Debt Security of such Series to be issued or other transactions to be effected under this Indenture complies with all Applicable Laws and that all necessary consents and approvals of, notifications to and registrations and filings with, any such authority in connection therewith are effected, obtained and maintained in full force and effect.

(k)	Such Paying Agent shall immediately notify CI, any applicable Guarantor Subsidiary and the Trustee in writing of any notice delivered to it requesting a declaration that a Debt Security of such Series is due and payable by reason of an Event of Default or requiring any breach of any provision of this Indenture to be remedied.

(l)	Such Paying Agent shall arrange, upon and in accordance with the instructions of, and at the expense of, CI but not otherwise, for the publication in accordance with the terms and conditions of such Series of any notice which is to be given to the Holders of any Bearer Debt Securities of such Series and shall supply a copy of such publication to the Trustee.

(m)	If Bearer Debt Securities of such Series are exchangeable for Registered Debt Securities, such Paying Agent shall accept requests to effect such exchanges, together with the applicable Bearer Debt Securities, inform the related Registrar specifying (i) the aggregate principal amount of such Bearer Debt Securities, (ii) the names and addresses to be entered on the relevant Register for the Holders of such Registered Debt Securities, and (iii) the denominations of such Registered Debt Securities, and assist in the issue of such Registered Debt Securities in accordance with the terms and conditions applicable thereto. Such Paying Agent shall, on the applicable exchange date forward such Bearer Debt Securities to the Trustee for cancellation.

(n)	Such Paying Agent shall collect all forms, if any, from Holders (or from other relevant Persons) that are specified by CI which are required to exempt payments under the Bearer Debt Securities of such Series from Canadian federal withholding tax, and shall forward copies of such forms to CI.

(o)	Such Paying Agent shall carry out such other acts and duties, and provide such other services, as may be specified with respect to such Paying Agent in the related Series Supplement.

If the applicable Series Supplement does not provide for a Paying Agent with respect to a Series, the Trustee shall (in the case of the duties required to be performed by the Paying Agent under this section) and may (in the case of the duties permitted to be performed by the Paying Agent under this section) itself perform the duties of the Paying Agent specified in this section.

2.10         Registrar

If a Series Supplement provides for a Registrar with respect to the applicable Series:

(a)	Such Registrar shall maintain a register (with respect to such Series, the “Register”) in accordance with the terms and conditions of this Indenture. The Register shall show the principal amount and date of issue of each Registered Debt Security of such Series, the names and addresses of the initial Holders of such Registered Debt Securities, and the dates of all transfers to, and the names and addresses of, all subsequent Holders of such Registered Debt Securities.

(b)	Such Registrar may from time to time provide additional facilities at its other offices or, with the approval of CI, at the offices of third parties for such registration and/or registration of exchange and transfer. No exchange or transfer of a Registered Debt Security of such Series nor any transmission of a Registered Debt Security of such Series upon death will be valid unless made at one of applicable offices of such Registrar by the Holder or by the Holder’s executors, administrators or other legal representatives, or by the Holder’s attorney duly appointed by a document in writing, in form and as to execution satisfactory to such Registrar and upon compliance with such reasonable requirements as such Registrar may prescribe from time to time and upon surrender of such Registered Debt Security to such Registrar for delivery to the Trustee for cancellation, whereupon a new Registered Debt Security of the same Series in the same principal amount and having identical terms will be executed by CI, certified by the Trustee, and delivered to the transferee.

(c)	By the issue of new Registered Debt Securities of such Series, the forwarding of old Registered Debt Securities of such Series to the Trustee for cancellation, and the making of entries in the Register, such Registrar shall give effect to transfers of Registered Debt Securities of such Series in accordance with the terms and conditions of this Indenture.

(d)	CI may from time to time deliver to such Registrar for cancellation Registered Debt Securities of such Series of which CI is the Holder, whereupon the Registrar shall forward the same to the Trustee for cancellation and shall make the corresponding entries in the Register.

(e)	As soon as reasonably practicable but in any event within three months after each date on which Registered Debt Securities of such Series fall due for redemption, such Registrar shall notify CI of the serial numbers of such Registered Debt Securities against surrender of which payment has been made and of the serial numbers of such Registered Debt Securities (and the names and addresses of the Holders thereof) which have not yet been surrendered for payment.

(f)	Such Registrar shall, upon and in accordance with the instructions of, and at the expense of, CI but not otherwise, arrange for the delivery of any notice which is to be given to the Holders of Registered Debt Securities of such Series, and shall supply a copy of each such notice to CI, the Trustee and the Paying Agent for such Series.

(g)	CI shall ensure that such Registrar has available to it supplies of such Registered Debt Securities of such Series as shall be necessary in connection with the transfer of Registered Debt Securities of such Series and the exchange of Bearer Debt Securities of such Series for Registered Debt Securities.

(h)	Such Registrar shall, at the request of the Holder of any Registered Debt Security of such Series, make available forms of proxy (including block, global or omnibus forms of proxy) in a form and manner which comply with the provisions of this Indenture (subject to such regulations and procedures with respect to the same as may be established and agreed to from time to time by CI and such Registrar) and shall perform and comply with the provisions for meetings of Holders as set out in this Indenture.

(i)	Such Registrar shall make payments of principal and any premium, interest and other amounts in respect of Registered Debt Securities of such Series in accordance with the Principal Terms thereof, provided that such Registrar shall not be obliged (but shall be entitled) to make such payments if it is not able to establish that it has received from CI (whether or not at the due time) the full amount of such payment.

(j)	Such Registrar shall not exercise any Security Interest, right of set-off or similar claim against any Person to whom it makes any payment under paragraph (i) above in respect of such payment, nor shall any commission or expense be charged by such Registrar to any such Person in respect of such payment.

(k)	CI shall provide to such Registrar specimen Registered Debt Securities of such Series in definitive form, and sufficient copies of all documents required to be available from the Registrar for inspection as provided in any Offering Document relative to, or in the related Series Supplement for, the Debt Securities of such Series.

(l)	Such Registrar shall make available for inspection during normal business hours at its specified Office such documents as may be specified as so available in any Offering Document relative to, or in the related Series Supplement for, such Series or as may be required by any securities exchange on which such Series may be listed or any over the counter market in which such Series may be traded.

(m)	Such Registrar shall provide to the Paying Agent for such Series all such information in the Registrar’s possession with respect to Registered Debt Securities of such Series as such Paying Agent may reasonably require in order to perform its obligations with respect to such Series set out in this Indenture.

(n)	If Bearer Debt Securities of such Series are exchangeable for Registered Debt Securities, such Registrar shall accept requests to effect such exchanges, together with the applicable Bearer Debt Securities (or notifications from the Paying Agent for such Series of receipt by it of such Bearer Debt Securities) and such Registrar shall effect the issue of Registered Debt Securities of such Series and the making of entries in the Register, and shall give effect to exchanges of Bearer Debt Securities of such Series for Registered Debt Securities in accordance with the terms and conditions applicable to such Debt Securities. Such Registrar shall immediately upon the receipt of the applicable Bearer Debt Securities, together with a request for the exchange of such Bearer Debt Securities for Registered Debt Securities, notify the Paying Agent for such Series of such receipt specifying (i) the serial numbers of the Bearer Debt Securities, (ii) the aggregate principal amount of the Debt Securities, and (iii) the applicable exchange date, and shall on the applicable exchange date forward all Bearer Debt Securities received by it to the Trustee for cancellation. Such Registrar shall notify CI and the related Paying Agent promptly of the exchange of Bearer Debt Securities for Registered Debt Securities, specifying the serial numbers of the Bearer Debt Securities and of the Registered Debt Securities issued in exchange therefor, the aggregate principal amount involved and the applicable exchange date.

(o)	Such Registrar shall ensure that in no event shall Registered Debt Securities be exchanged for Bearer Debt Securities without the consent of CI.

(p)	Such Registrar shall carry out such other acts and duties, and provide such other services, as may be specified with respect to such Registrar in the related Series Supplement.

If the applicable Series Supplement does not provide for a Registrar with respect to a Series, the Trustee shall (in the case of the duties required to be performed by the Registrar under this section) and may (in the case of the duties permitted to be performed by the Registrar under this section) itself perform the duties of the Registrar specified in this section.

2.11        Transfer Agent

If a Series Supplement provides for a transfer agent with respect to the applicable Series (a “Transfer Agent”), such Transfer Agent shall:

(a)	receive requests from Holders of such Series for the transfer of Registered Debt Securities of such Series, inform the Registrar for such Series in writing of the receipt of such requests, forward the deposited Registered Debt Securities to or to the order of such Registrar and assist in the issuance of new Registered Debt Securities of such Series and in particular, without limitation, notify the Registrar for such Series in writing of (w) the name and address of the Holders of the Registered Debt Securities to be transferred, (x) the serial number and principal amount of the Registered Debt Securities to be transferred, (y) in the case of a transfer of part only, the principal amount of the Registered Debt Securities to be transferred, and (z) the names and addresses of the transferees to be entered on the Register;

(b)	make available for collection by each applicable Holder new Registered Debt Securities of such Series;

(c)	accept surrender of Registered Debt Securities of such Series and assist in effecting final payment of the Registered Debt Securities of such Series;

(d)           keep the Registrar for such Series informed of all transfers;

(e)	carry out such other acts as may reasonably be necessary to give effect to the Principal Terms of such Series; and

(f)	carry out such other acts and duties, and provide such other services, as may be specified with respect to such Transfer Agent in the related Series Supplement.

If the applicable Series Supplement does not provide for a Transfer Agent with respect to a Series, the Trustee shall (in the case of the duties required to be performed by the Transfer Agent under this section) and may (in the case of the duties permitted to be performed by the Transfer Agent under this section) itself perform the duties of the Transfer Agent specified in this section.

2.12       Registration of Exchanges and Transfers

(1)	Debt Securities of a Series may be exchanged for one or more Debt Securities of the same Series in an equal aggregate principal amount and having the same Principal Terms; provided, however, that each Debt Security issued in exchange for such original Debt Security shall have a principal amount in an authorized denomination as provided for in the related Series Supplement.

(2)	Where the Debt Securities of a Series may be issued in either bearer form or registered form, Bearer Debt Securities of such Series may be exchanged for either (or a combination of) Bearer Debt Securities or Registered Debt Securities of such Series, and Registered Debt Securities of such Series may be exchanged only for Registered Debt Securities of such Series.

(3)            Bearer Debt Securities shall be transferable by delivery.

(4)	Notwithstanding anything contained in this section, the Registrar shall not be required to register the exchange or transfer of any Debt Security during the period of 15 days preceding the date for any payment with respect to such Debt Security, including the date on which such Debt Security is to be redeemed, if applicable.

(5)	The Registrar and the Trustee may make a charge to reimburse themselves for any stamp taxes or governmental charges required to be paid and a reasonable charge for their services and a reasonable sum per Debt Security created and issued upon any exchange or transfer of Debt Securities effected by them, other than an exchange of interim Debt Securities for permanent Debt Securities. Payment of such charges will be made by the Person requesting the exchange or transfer as a condition precedent to such exchange or transfer.

2.13       Persons Entitled to Payment

(1)	Prior to due presentment for registration of transfer of any Registered Debt Security, CI, the Trustee, the related Registrar, the related Paying Agent and any other Person may treat the Person in whose name any Registered Debt Security is registered in the applicable Register (including in the case of a Global Registered Debt Security, the related Depository or the nominee of such Depository in whose name such Global Registered Debt Security is registered) as the absolute and sole owner of such Registered Debt Security for all purposes including receiving payment of the principal of and any premium, interest or other amount on such Registered Debt Security, receiving any notice to be given to the Holder of such Registered Debt Security, and taking any Holder Action with respect to such Registered Debt Security, whether or not any payment with respect to such Registered Debt Security shall be overdue, and none of CI, the Trustee, the related Registrar, the related Paying Agent or any other Person shall be affected by notice to the contrary.

(2)	CI, the Trustee, the related Registrar, the related Paying Agent and any other Person may treat the bearer of any Bearer Debt Security (including in the case of a Global Bearer Debt Security, the related Depository or the nominee of such Depository which is the bearer of such Global Bearer Debt Security) as the absolute and sole owner of such Bearer Debt Security for all purposes including receiving payment of the principal of and any premium, interest or other amount payable on such Bearer Debt Security, receiving any notice to be given to the Holder of such Bearer Debt Security, and taking any Holder Action with respect to such Bearer Debt Security, whether or not any payment with respect to such Bearer Debt Security shall be overdue, and none of CI, the Trustee, the related Registrar, the related Paying Agent or any other Person shall be affected by notice to the contrary.

(3)	Delivery of a Debt Security to the Trustee, the related Registrar or the related Paying Agent by or on behalf of the Holder thereof shall, upon payment of such Debt Security, be a good discharge to CI of all obligations evidenced by such Debt Security. None of CI, the Trustee, the related Registrar, the related Paying Agent or any other Person shall be bound to inquire into the title of any such Holder, nor shall CI, the Trustee, the related Registrar, the related Paying Agent or any other Person be bound to see to the execution of any trust affecting the ownership of any Debt Security or be affected by notice of any equity that may be subsisting in respect of any Debt Security.

(4)	In the case of the death of one or more joint registered Holders of a Registered Debt Security, the principal of and any premium, interest and other amounts on such Debt Security may be paid to the survivor or survivors of such registered Holders whose receipt of such payment, accompanied by the delivery of such Debt Security, shall constitute a valid discharge to CI, the Trustee, the related Registrar, and the related Paying Agent.

2.14        Cancellation of Debt Securities

(1)	All Debt Securities surrendered to the Trustee for payment of the final amount required to be paid thereon, or that have been redeemed by CI as contemplated by section 3.1 or redeemed by way of mandatory sinking fund payment as contemplated by section 3.2, or that have been surrendered to the Trustee for registration of exchange or transfer, shall be promptly cancelled by the Trustee, and if surrendered to the related Registrar or the related Paying Agent, shall be delivered by it to the Trustee for cancellation and shall be cancelled by the Trustee on receipt. The Trustee will give prompt written notice to CI, the related Registrar and the related Paying Agent of the particulars of any Debt Securities cancelled by it.

(2)	CI may in its discretion at any time deliver to the Trustee for cancellation any Debt Securities which CI has purchased as provided for in this Indenture, and all such Debt Securities so delivered shall be cancelled by the Trustee.

2.15       Mutilated, Lost, Stolen or Destroyed Debt Securities

(1)	If any Debt Security has been mutilated or defaced or has or has been alleged to have been lost, stolen or destroyed, then, on application by the applicable Holder to the related Paying Agent (in the case of a Bearer Debt Security) or the related Registrar (in the case of a Registered Debt Security) (each in such capacity, a “Replacement Agent”), CI may in its discretion, execute, and upon such execution the Trustee will certify and deliver, a new Debt Security of the same Series, date and the same Principal Terms as the defaced, mutilated, lost, stolen or destroyed Debt Security in exchange for and in place of the defaced or mutilated Debt Security, and in lieu of and in substitution for the lost, stolen or destroyed Debt Security. Notwithstanding the foregoing, no Debt Security shall be delivered as a replacement for any Debt Security which has been mutilated or defaced otherwise than upon surrender of the mutilated or defaced Debt Security, and no Debt Security shall be delivered as a replacement for any Debt Security which has been lost, stolen or destroyed unless the applicant for the replacement Debt Security has furnished to CI and the Trustee evidence, satisfactory in form and substance to CI and the Trustee, of its ownership of, and of such loss, theft or destruction of, such Debt Security and has indemnified (including by way of indemnity bond if so required) CI, the Trustee, the related Registrar and the related Paying Agent in amount, form and substance satisfactory to each of them. Any instructions by CI to a Replacement Agent under this section shall include such indemnifications for the protection of such Replacement Agent as such Replacement Agent may reasonably require.

(2)	If any mutilated, defaced, lost, stolen or destroyed Debt Security has become or is about to become due and payable, CI, in its discretion, may, instead of executing a replacement Debt Security, pay to the Holder thereof the full amount outstanding on such mutilated, defaced, lost, stolen or destroyed Debt Security.

(3)	Upon the issuance of a replacement Debt Security, CI may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to such issuance and any other expenses (including the fees and expenses of the Trustee, the related Registrar and the related Paying Agent) connected with such issuance.

(4)	Each replacement Debt Security shall bear a unique serial number and be in a form otherwise identical to the Debt Security it replaces and shall be entitled to the benefits of this Indenture to the same extent and in the same manner as the Debt Security it replaces.

(5)	The Replacement Agent shall promptly deliver to the Trustee for cancellation, and on receipt thereof the Trustee shall cancel, each mutilated or defaced Debt Security surrendered to it and in respect of which a replacement Debt Security has been delivered.

(6)	The Replacement Agent shall notify CI, the Trustee, the related Registrar (unless the related Registrar is the Replacement Agent) and the related Paying Agent (unless the related Paying Agent is the Replacement Agent) of the delivery by it of any replacement Debt Security, specifying the serial number of such replacement Debt Security and the serial number (if any and if known) of the Debt Security which it replaces and confirming whether or not that the Debt Security which it replaces has been delivered to the Trustee for cancellation.

(7)	Unless CI instructs otherwise, the Trustee shall cancel each mutilated or defaced Debt Security surrendered to it and in respect of which a replacement Debt Security has been delivered and shall, as soon as reasonably practicable, furnish to CI, the related Registrar and the related Paying Agent a certificate as to such cancellation specifying in numerical sequence the serial numbers of the Debt Securities so cancelled.

2.16	Access to Lists of Holders

(1)	Each Register for a Series will, at all reasonable times, be open for inspection by CI, the Trustee, the related Registrar and the related Paying Agent.

(2)	If any Holder or group of Holders of one or more Series representing not less than 10% of the aggregate unpaid principal amount of such Series, or such other percentage as may be permitted by Applicable Law, or such one or more Holders as may be permitted by Applicable Law (in each such case, the “Applicants”) apply to the related Registrar or Registrars (with a copy to CI and the Trustee), and such application states that the Applicants wish to communicate with other Holders of such Series with respect to their rights under this Indenture, and such application is accompanied by a copy of the communication which the Applicants propose to transmit, then such Registrar or Registrars, after having been indemnified to their reasonable satisfaction by such Applicants for their related respective costs and expenses, shall afford or shall cause CI to afford the Applicants access during normal business hours to the most recent list of Holders of Registered Debt Securities of such Series within 10 Business Days after the receipt of such application by the Registrar or Registrars. Such list shall be as of a date no more than 45 days prior to the date of receipt of the Applicants’ request.

(3)	Every Holder of a Registered Debt Security, by receiving and holding such Debt Security, agrees with CI, the Trustee, the related Registrar, the related Paying Agent and the related Other Series Agents that none of such Persons or their respective agents shall be held accountable by reason of the disclosure of any information as to the names and addresses of such Holders, regardless of the sources from which such information was derived.

2.17	Global Securities

(1)	CI, at its option, may at any time and from time to time require that any or all Debt Securities of a Series be represented in the form of a Bearer Global Debt Security or a Registered Global Debt Security held by or on behalf of the related Depository as custodian of such Global Debt Security. If CI requires that the Debt Securities of a particular Series are to be issued as a Global Debt Security, then CI shall execute, and the Trustee shall certify and deliver, a Global Debt Security that (i) shall represent, and shall be denominated in an amount equal to, the aggregate principal amount, (ii) if in registered form, shall be registered in the name of the related Depository or its nominee, and (iii) shall, if required, bear a legend substantially to the following effect: “Except as otherwise provided in the Indenture, this Debt Security may be transferred, in whole but not in part, only to another nominee of the Depository or to a successor Depository or to a nominee of such successor Depository”, or as the Depository may otherwise require. Any endorsement of a Global Debt Security to reflect the principal amount, or any increase or decrease in the principal amount, of the Debt Securities represented by such Global Debt Security shall be made by the Trustee, the related Registrar or the related Paying Agent, as the case may be, in such manner and upon instructions given by such Person as shall be specified in such Global Debt Security or in an Issuer Order.

(2)	It is expressly acknowledged that any registrations of beneficial ownership, and transfers of beneficial ownership, of Debt Securities represented by Global Debt Securities will be made only through the applicable Book-Entry System. The rights of a holder of any interest in a Debt Security represented by a Global Debt Security (including the right to receive a certificate or other instrument evidencing an ownership interest in such Debt Security) shall be limited to those rights established by Applicable Law and by agreements between the Depository and its applicable Participant and between such Participant and holder of such interest. Accordingly, none of CI, the Trustee, the related Registrar, the related Paying Agent or any agent of any such Person shall be under any obligation to deliver to the holder of such interest, nor shall such holder have any right to require the delivery of, a certificate evidencing any Debt Security (or interest therein) represented by a Global Debt Security.

(3)	If:

(a)	required to do so by Applicable Law;

(b)	the applicable Book-Entry System ceases to exist;

(c)	CI determines that the applicable Depository is no longer willing or able to discharge properly its responsibilities as depositary and CI is unable to engage a qualified successor; or

(d)	CI at its option elects to terminate the applicable Book-Entry System for any reason (including if CI considers it impractical or inefficient to effect a distribution of the applicable Debt Securities through the applicable Book-Entry System or through the facilities of the applicable Depository);

CI, with the consent of the Trustee, which consent shall not be unreasonably withheld or delayed, shall have the right to allow Debt Securities represented by a Global Debt Security to be issued in definitive form to holders other than the applicable Depository and its nominees, and to allow transfers of such Debt Securities other than within the applicable Book-Entry System, and to allow any payments or distributions required to be made under this Indenture with respect to such Debt Securities to be made other than to the related Depository or to be distributed other than through the applicable Book-Entry System. In addition, CI, with the consent of the Trustee, which consent shall not be unreasonably withheld or delayed, shall have the right to appoint one or more sub-custodians in the event that CI determines that it is impractical for the related Depository to act as custodian for any Debt Securities which are, and which are permitted to be, beneficially owned by non-residents of Canada.

(4)	Notwithstanding section 2.12, a Global Debt Security may be transferred, in whole but not in part and in the manner provided in section 2.12, only to another nominee of the Depository for the applicable Series, or to a successor Depository for the applicable Series selected or approved by CI, or to a nominee of such successor Depository.

(5)	If at any time a Depository notifies CI that it is unwilling or unable to continue as Depository for a Series or if at any time such Depository shall no longer be registered or in good standing under any Applicable Law, or be qualified as a Clearing Agency under any Applicable Securities Law, in each case as required in order to fulfill its duties and obligations as Depository for such Series, and a successor Depository for such Series is not appointed by CI within 120 days after CI receives notice, or becomes aware, of such condition, this section shall no longer be applicable to such Series and CI will execute, and the Trustee will certify and deliver, Definitive Debt Securities of such Series in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Debt Securities of such Series in exchange for such Global Debt Securities. In addition, CI may at any time determine that a Series shall no longer be represented by Global Debt Securities and that this section shall no longer apply to such Series. In such event CI will execute, and the Trustee, upon receipt of an Issuer’s Order evidencing such determination by CI, will certify and deliver, Definitive Debt Securities of such Series in authorized denominations, and in an aggregate principal amount equal to the principal amount of such Global Debt Securities in exchange for such Global Debt Securities. Upon the exchange of the Global Debt Securities of a Series for Definitive Debt Securities of such Series, such Global Debt Securities shall be cancelled by the Trustee. Such Definitive Debt Securities shall be registered in such names and in such authorized denominations as the related Depository, pursuant to instructions from its Participants or otherwise, shall notify to the Trustee or the related Registrar, as the case may be. The Trustee shall deliver such Definitive Debt Securities to the related Depository for delivery to the Persons in whose names such Debt Securities have been so registered.

ARTICLE 3

REDEMPTIONS AND PURCHASES; SINKING FUNDS

3.1          Redemption

Debt Securities that are, in accordance with their Principal Terms, redeemable before their Stated Maturity, shall be redeemable in accordance with the following provisions:

(1)	Election to Redeem; Notice to Trustee, Registrar and Paying Agent. If CI elects to redeem less than all of a Series, CI shall, at least 45 days prior to the Redemption Date (unless a shorter notice shall be satisfactory to the Trustee, the related Registrar and the related Paying Agent), notify the Trustee, the related Registrar and the related paying Agent of the Redemption Date and of the principal amount of such Series to be redeemed.

(2)	Selection of Debt Securities to Be Redeemed.

(a)	If less than all of a Series is to be redeemed, the particular Debt Securities to be redeemed shall be selected by the Trustee not more than 45 days prior to the Redemption Date on a pro rata basis or by such other method (which may include random selection by computer) as the Trustee may deem appropriate. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debt Securities may be so selected, and regulations so made shall be valid and binding upon all Holders notwithstanding the fact that, as a result of such regulations, any Debt Security becomes subject to redemption in part only.

(b)	The Trustee shall promptly notify CI, the related Registrar and the related Paying Agent of the Debt Securities selected for redemption and, in the case of any Debt Securities selected for partial redemption, of the principal amount of such Debt Securities to be redeemed.

(c)	Unless the context otherwise requires, all provisions hereof relating to the redemption of Debt Securities shall relate, in the case of any Debt Security redeemed or to be redeemed only in part, to the portion of such Debt Security that has been or is to be redeemed.

(3)           Notice of Redemption.

(a)	Notice of redemption shall be given not less than 30 days or more than 60 days prior to the Redemption Date, to the Holders of the Debt Securities to be redeemed.

(b)	All notices of redemption shall state: (i) the Redemption Date; (ii) the Redemption Price; (iii) if less than all of the applicable Series is to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Debt Securities to be redeemed; (iv) that on the Redemption Date the Redemption Price of each such Debt Security (or part thereof) to be redeemed will become due and payable, and that interest on such Debt Security (or part thereof to be redeemed) shall cease to accrue on and after such date; (v) the Place of Payment where such Debt Securities, together in the case of Bearer Debt Securities with all coupons, if any, maturing on or after the Redemption Date, are to be surrendered; (vi) if applicable, that the redemption is for a sinking fund; and (vii) any other matter that the Trustee, the related Registrar or the related Paying Agent reasonably requests in connection with such redemption.

(c)	Notice of redemption of Debt Securities at the election of CI shall be given by CI or, at CI’s request, by the Trustee, the related Registrar or the related Paying Agent in the name and at the expense of CI.

(4)	Deposit of Redemption Price. On or prior to the Redemption Date, CI shall deposit with the Trustee, the related Registrar or the related Paying Agent (or, if CI is acting as its own Paying Agent, it shall segregate and hold in trust as provided in paragraph 5.2(2)(b)), an amount of money sufficient to pay the Redemption Price of and (except as provided in clause 3.1(5)(a) below) accrued interest on, all the Debt Securities (or parts thereof) that are to be redeemed on such date.

(5)           Debt Securities Payable on Redemption Date.

(a)	If notice of redemption has been given as provided herein, the Debt Securities (or parts thereof) that are to be redeemed shall become due and payable on the Redemption Date, at the Redemption Price specified in such notice. From and after such date (unless CI shall default in the payment of the Redemption Price or any accrued interest) such Debt Securities (or parts thereof) shall cease to bear interest and the coupons for such interest pertaining to any Bearer Debt Securities so redeemed, except to the extent provided below, shall be void. Upon surrender of any Debt Security for redemption in accordance with a notice of redemption, the Redemption Price of such Debt Security shall be paid by CI together with accrued interest to the Redemption Date; provided, however, that installments of interest (on Bearer Debt Securities) having a Stated Maturity on or prior to the Redemption Date shall be payable only upon presentation and surrender of coupons for such interest (except as otherwise provided in clause 3.1(5)(b) below); and provided further that installments of interest (on Registered Debt Securities) having a Stated Maturity on or prior to the Redemption Date shall be payable to the Holders thereof registered as such on the applicable Regular Interest Record Dates for such installments.

(b)	If a Bearer Debt Security surrendered for redemption is not accompanied by all coupons maturing on or after the Redemption Date, such Bearer Debt Security may be paid after deducting from the amount otherwise payable to the Holder thereof an amount equal to the face amount of all such missing coupons, or the surrender of any such missing coupons may be waived by CI, the Trustee, the related Registrar and the related Paying Agent if they receive such security or indemnity as they may require in respect thereof. If thereafter the applicable Holder shall surrender to the Trustee, the related Registrar or the related Paying Agent any missing coupons in respect of which such a deduction was made, such Holder shall be entitled to receive the amount so deducted.

(c)	If a Debt Security called for redemption shall not be paid upon surrender of such Debt Security for redemption, the principal of and any premium, interest and other amounts on such Debt Security shall, until paid, bear interest from the Redemption Date at the rate or rates prescribed therefor in the related Series Supplement.

(6)	Debt Security Redeemed in Part. Any Registered Debt Security that is to be redeemed only in part shall be surrendered to CI, the Trustee or the related Registrar with, if such Person so requires, due endorsement by, or a written instrument of transfer in form satisfactory to such Person duly executed by, the Holder or the Holder’s attorney duly authorized in writing, and CI shall execute, and the Trustee shall certify and deliver to such Holder without charge, a new Registered Debt Security or Registered Debt Securities of the same Series, of any authorized denomination as requested by such Holder in an aggregate principal amount equal to, and having the same Principal Terms as, and in exchange for, the unredeemed portion of the Debt Security so surrendered. Any Bearer Debt Security that is to be redeemed only in part shall be surrendered to CI, the Trustee or the related Paying Agent as specified in the applicable notice of redemption, and CI shall execute, and the Trustee shall certify and deliver to the Holder of such Debt Security, without charge, one or more new Bearer Debt Securities of the same Series (or one or more new Registered Debt Securities of the same Series if requested by the Holder and if such Series is issuable as Registered Debt Securities), of any authorized denomination as requested by such Holder in an aggregate principal amount equal to and having the same Principal Terms as, and in exchange for, the unredeemed portion of the Debt Security so surrendered.

3.2          Sinking Fund

If the Principal Terms of a Series create an obligation for CI to establish and fund a sinking fund for such Series, such sinking fund shall be established and funded in accordance with the following:

(a)	The minimum amount of any sinking fund payment required to be made is referred to herein as a “mandatory sinking fund payment”, and any payment in excess of such minimum amount is referred to as an “optional sinking fund payment”. Unless otherwise specified in the related Series Supplement, the cash amount of any mandatory sinking fund payment will be subject to reduction as provided in paragraph (b) below. Each sinking fund payment shall be applied to the redemption of such Series as specified in the related Series Supplement.

(b)	CI may apply any Debt Securities of such Series that have previously been redeemed at the election of CI (including by way of any optional sinking fund payment) as permitted by the related Series Supplement, as a credit against and in satisfaction of an equal principal amount of any mandatory sinking fund payment with respect to such Series, provided that such Debt Securities have not been previously so credited. Such Debt Securities to be created shall be delivered by CI to the Trustee for such purpose, and the amount of such mandatory sinking fund payment shall be reduced accordingly.

(c)	Not less than 45 days prior to each sinking fund payment date, CI will deliver to the Trustee a Certificate of CI specifying the amount of the sinking fund payment to be made on such date, the applicable Series, and the portion of such sinking fund payment, if any, that is to be satisfied by delivering and crediting Debt Securities of such Series pursuant to paragraph (b) above, together with any Debt Securities to be so delivered. Not less than 30 days prior to each such sinking fund payment date the Trustee shall select the Debt Securities to be redeemed on such date in the manner specified in section 3.1, and shall cause notice of the redemption to be given in the name of and at the expense of CI in the manner provided in section 3.1. Such notice having been duly given, the redemption of such Debt Securities shall be made as provided in section 3.1.

3.3          Purchase of Debt Securities

(1)	CI shall have the right at any time and from time to time to purchase Debt Securities in the market or by tender or by private contract, at any price that is agreed upon between CI and the applicable Holders. CI shall repurchase Debt Securities of a Series if and as required by the terms and conditions of a Series Supplement. All Debt Securities purchased by CI pursuant to this section shall be cancelled and shall not be re-issued.

(2)	Upon an invitation for tenders, if more Debt Securities of the applicable Series are tendered at the same lowest price that CI is prepared to accept, the Debt Securities to be purchased by CI will be selected by the Trustee in such manner (which may include random selection by computer) as the Trustee deems appropriate, from the Debt Securities tendered at such price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debt Securities may be so selected, and regulations so made shall be valid and binding upon all Holders notwithstanding the fact that, as a result of such regulations, any Debt Security becomes subject to purchase in part only. The Holder of any Debt Security of which part only is purchased shall be entitled to receive, upon surrender of such Debt Security, without cost to such Holder, one or more new Debt Securities for the unpurchased part so surrendered, and CI shall execute, and the Trustee shall certify and deliver, such new Debt Securities upon receipt of the Debt Security so surrendered.

ARTICLE 4

PAYMENTS; PRIORITY ARRANGEMENTS

4.1          Provisions for Payment

The principal of and any premium, interest and other amounts on a Series will be payable in the currency specified in the related Series Supplement for such Series at the Place of Payment for such Series. If no currency is specified in the related Series Supplement, amounts payable with respect to such Series will be payable in Canadian Dollars. A Series will bear interest, if any, payable on the Interest Payment Dates and at the rate or rates specified in, or determined in the manner provided in, the related Series Supplement, and, unless otherwise specified in any Series Supplement, interest on such Series will be computed on the basis of a calendar year of 365 or 366 days. Each Debt Security will be dated its Series Issuance Date or, if agreed upon by CI and the Trustee, the date of its certification by the Trustee.

4.2          Interest Payments

(1)	Interest payable on a Registered Debt Security on an Interest Payment Date will be paid to the Holder thereof at the close of business on the Regular Interest Record Date for such Interest Payment Date. If a Bearer Debt Security is surrendered in exchange for a Registered Debt Security after the close of business on a Regular Interest Record Date and before the opening of business on the related Interest Payment Date, such Bearer Debt Security shall be surrendered without the coupon related to such Interest Payment Date and interest will not be payable on such Interest Payment Date in respect of the Registered Debt Security exchanged for such Bearer Debt Security, but will be payable only to the Holder of such coupon when due in accordance with this Indenture. At the option of CI, payment of interest on a Registered Debt Security may be made by cheque mailed at least five days prior to the applicable Interest Payment Date to the address of the Person entitled to such payment as the address appearing in the relevant Register or, with respect to all but not less than all of a Series, and upon payment by CI of the additional fees and expenses of the Trustee with respect thereto, by electronic funds transfer to an account designated by each Holder of such Series from time to time. Interest on a Bearer Debt Security shall be payable only upon presentation and surrender of the applicable coupon for such interest.

(2)	If a Debt Security or a portion thereof is called for redemption and the Redemption Date is subsequent to a Regular Interest Record Date but prior to the related Interest Payment Date, interest on such Debt Security will be paid upon presentation and surrender of such Debt Security as provided in section 3.1.

(3)	Interest on any Series that is not paid on or within three Business Days following the applicable Interest Payment Date (“Default Interest”) will be paid in accordance with the following:

(a)	CI may elect to pay the Default Interest to the Holders of such Series as at the close of business on a Special Interest Record Date for the payment of the Default Interest, which shall be fixed in the following manner. CI shall notify the Trustee in writing of the amount of Default Interest proposed to be paid and the date of the proposed payment, and at the same time CI shall deposit with the Trustee an amount of money equal to the amount of the Default Interest proposed to be paid, or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, and such money when deposited shall be held in trust for the benefit of the Persons entitled thereto. The Trustee shall then fix a special record date (a “Special Interest Record Date”) for the payment of the Default Interest, which shall be not less than 10 days and not more than 15 days prior to the proposed payment date and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee will cause notice of the proposed payment and the Special Interest Record Date to be given to the Holders of such Series not less than 10 days prior to such Special Interest Record Date. Default Interest will be paid to the Holders as at the close of business on such Special Interest Record Date and will not be payable pursuant to paragraph (b) below. If a Bearer Debt Security is surrendered to the related Registrar or the related Paying Agent in exchange for a Registered Debt Security after the close of business on a Special Interest Record Date but before the opening of business on the date of payment of the Default Interest, such Bearer Debt Security shall be surrendered without the coupon related to the Default Interest, and the Default Interest will not be payable on such date of payment in respect of the Registered Debt Security exchanged for such Bearer Debt Security, but will be payable only to the Holder of such coupon in accordance with the provisions of this Indenture.

(b)	CI may pay Default Interest on any Series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Series is listed or any over the counter market in which such Series is traded, and upon such notice as may be required by such exchange or market, if, after notice given by CI to the Trustee of the proposed payment pursuant to this paragraph, such manner of payment shall be deemed practicable by the Trustee.

(4)	Subject to the foregoing provisions of this section, each Debt Security delivered upon the transfer of or in exchange for or in lieu of any other Debt Security shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Debt Security.

4.3          Currency Indemnity

CI shall make payments relative to each Debt Security in the currency in which such Debt Security is denominated (the “Original Currency”). If CI makes payment relative to a Debt Security (whether to the Trustee, the related Registrar, the related Paying Agent or the applicable Holder) in a currency (the “Other Currency”) other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the liability of CI in respect of such Debt Security only to the extent of the amount of the Original Currency which the recipient of such payment is able to purchase, in accordance with its normal practice, with the amount of the Other Currency received. If the amount of the Original Currency which the recipient is able to purchase is less than the amount of the Original Currency due, CI shall indemnify and save the Trustee, the related Registrar, the related Paying Agent and the applicable Holder harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Indenture, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Trustee, the related Registrar, the related Paying Agent or the applicable Holder, and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due under this Indenture.

4.4          Ranking of Debt Securities

(1)	All Debt Securities of a Series shall rank pari passu and rateably with all other Debt Securities of such Series, and shall share all security, if any, delivered to the Trustee or any Person on its behalf with respect to such Series equally and rateably with all other Persons for whom such security, pursuant to its terms, is held by the Trustee, in each case without discrimination, preference or priority among such Debt Securities and irrespective of their actual dates or terms of issue.

(2)	Subject to subsection (5) below, all Debt Securities of a Series shall rank pari passu and rateably with all Debt Securities of all other Series without discrimination, preference or priority among such Debt Securities and irrespective of their actual dates or terms of issue, subject however to any sinking fund or defeasance provisions, if any, applicable to different Series.

(3)	Subject to subsection (5) below, all Debt Securities of a Series shall rank at least pari passu with all other unsecured and unsubordinated obligations of CI, except to the extent of any mandatory preferences prescribed by Applicable Law.

(4)	If so provided in the related Series Supplement, and subject to compliance with any terms of this Indenture and any other Series Supplement prohibiting the granting, creation, incurring or suffering to exist of Security Interests, the amounts payable under or with respect to a Series may be secured in such manner, against such property and pursuant to such security documents as may be specified in the related Series Supplement (any such Security Interest for a Series being referred to herein as the “Series Specific Security Interest” for such Series). In any such case, unless otherwise expressly provided by the applicable security documents or by this Indenture, the Series Specific Security Interest for a Series will be separate and distinct from the Series Specific Security Interest, if any, for any other Series, and will not secure the amounts payable under or with respect to any other Series.

(5)	If so provided in the related Series Supplement, the amounts payable under or with respect to a Series may be subordinated in such manner, pursuant to such documents and to such other debts and liabilities of CI and any other obligor in respect of such Series (including any other Series), as may be specified in the related Series Supplement.

(6)	Each Holder by accepting a Debt Security irrevocably authorizes and directs the Trustee on its behalf to take such action (including the execution and delivery of documents of subordination) as may be necessary or appropriate to further assure the priority arrangements provided for in this Indenture with respect to any Series, including regarding application of payments, the provision of security and the effecting of subordination arrangements, and each Holder appoints the Trustee as its agent for any and all such purposes.

(7)	A Holder may at any time extend any time of payment applicable to its Debt Securities, including waiver of any Event of Default applicable to such Debt Securities, without notice to or consent from any creditor of CI (including any other Holder) which is subordinate in right of payment to such Holder.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS OF ISSUER

5.1          Representations and Warranties

In relation to each Series, CI represents and warrants to the Trustee, for the benefit of the Holders of such Series, that:

(1)	Existence and Power. CI is a corporation existing under the laws of Ontario, has the power and authority to enter into and perform its obligations under this Indenture, the Debt Securities of such Series and any other Series Specific Documents for such Series to which it is a party, and to execute and deliver the Debt Securities of such Series.

(2)	Authorization; No Conflict. The execution, delivery and performance of this Indenture, the Debt Securities of such Series and any other Series Specific Documents for such Series to which CI is a party:

(a)	have been duly authorized by all necessary action on the part of CI;

(b)	will not conflict with any of the terms or provisions of any trust indenture, loan agreement or any other agreement or instrument to which CI is a party or by which it is contractually bound;

(c)	will not conflict with or violate any Applicable Law; and

(d)	will not result in the creation or imposition of any Security Interest on any of the property of CI (other than any Series Specific Security Interest for such Series created pursuant to the related Series Supplement).

(3)	Execution and Delivery. This Indenture, the Debt Securities of such Series from time to time Outstanding and the other Series Specific Documents for such Series to which CI is a party have been duly executed and delivered by CI.

(4)	No Consents Required. No consent, approval or authorization of, or declaration, registration, filing or qualification with, or giving of notice to, or taking of any other action in respect of, any Governmental Authority on the part of CI is required in connection with the execution and delivery of this Indenture, the Debt Securities of such Series from time to time Outstanding or the other Series Specific Documents for such Series (except those which have been obtained and continue to be in full force and effect and those in respect of which the failure to obtain the same would not be reasonably likely to have a Material Adverse Effect with respect to such Series).

(5)	No Default. No Default or Event of Default with respect to such Series has occurred and is continuing.

The representations and warranties set forth in this section shall survive the execution and delivery of this Indenture (including the related Series Supplement) and the issuance of the Debt Securities of such Series.

5.2          Positive Covenants

In relation to each Series, CI covenants and agrees with the Trustee for the benefit of Holders of such Series, that, except as otherwise permitted by the prior written consent of the Trustee in the case of any such covenant other than the covenant in paragraph (1) below:

(1)	Pay Principal, Interest and other Amounts. CI will duly and punctually pay or cause to be paid to every Holder of such Series the principal of and any premium, interest and other amounts on such Series.

(2)	Maintenance of Office or Agency.

(a)	CI will maintain or cause the related Registrar or the related Paying Agent, as the case may be, to maintain an Office or Agency at each Place of Payment for such Series where Debt Securities of such Series may be presented or surrendered for payment, or for registration of transfer or exchange, and where notices and demands to or upon CI in respect of such Series, this Indenture and the related Series Supplement may be served. CI will give prompt written notice to the Trustee of the location, and any change in the location, of any such Office or Agency. If at any time CI shall fail to maintain such required Office or Agency or shall fail to furnish to the Trustee the address of any such Office or Agency, such presentations, surrenders, notices and demands may be made or served at the principal corporate trust office of the Trustee in Toronto, Ontario, except that Bearer Debt Securities of such Series and the related coupons may be presented and surrendered for payment at the place specified for such purpose pursuant to the related Series Supplement or, if no such place is specified, at the stock and bond transfer office of the Trustee in Toronto, Ontario, and CI hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

(b)	CI may from time to time designate one or more other offices or agencies (in or outside of such Place of Payment) where the Debt Securities of such Series and, in the case of Bearer Debt Securities, any coupons of such Bearer Debt Securities, subject to the preceding paragraph, may be presented or surrendered for any or all of such purposes, and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve CI of its obligation to maintain, or cause the related Registrar or the related Paying Agent, as the case may be, to maintain for such purposes an Office or Agency in each Place of Payment for such Series. CI will give prompt written notice to the Trustee of any such designation and any change in the location of any such other Office or Agency.

(3)           Money for Payments to Be Held in Trust.

(a)	If CI shall at any time act as its own Paying Agent for such Series it will, on or before each due date of the principal of and any premium, interest or other amounts on such Series, segregate and hold in trust for the benefit of the Holders entitled to such payment a sum sufficient to pay such principal, premium, interest or other amounts until such sums shall be paid to such Holders or otherwise disposed of as provided for in this Indenture, and it will promptly notify the Trustee of its action or failure to so act.

(b)	Whenever there exists one or more Paying Agents with respect to such Series, CI will, prior to each due date of any principal of or premium, interest or other amounts on such Series, deposit with the related Registrar or the related Paying Agent, as the case may be, a sum sufficient to pay such principal, premium, interest or other amounts, such sum to be held in trust for the benefit of the Holders entitled thereto, and (unless such related Registrar or related Paying Agent is the Trustee), CI will promptly notify the Trustee of its action or failure to so act.

(c)	CI will cause each Registrar and Paying Agent for such Series, other than the Trustee, to execute and deliver to the Trustee an instrument in which such Registrar or related Paying Agent shall agree with the Trustee, subject to the provisions of this section, that such Registrar or Paying Agent will:

(x)	hold all sums received by it for the payment of any principal of or premium, interest or other amounts on such Series in trust for the benefit of the Holders entitled thereto until such sums shall be paid to such Holders or otherwise disposed of as provided for in this Indenture or the related Series Supplement;

(y)	give the Trustee notice of any default by CI (or any other obligor upon such Series) in the making of any payment of any principal of or premium, interest or other amounts on such Series; and

(z)	at any time during the continuance of any such default, upon the written request of the Trustee, immediately pay to the Trustee all sums so held in trust by such Registrar or Paying Agent.

(d)	CI may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture and the related Series Supplement or for any other purpose, pay, or by Issuer Request direct the related Registrar or the related Paying Agent to pay, to the Trustee all sums held in trust by CI or such Registrar or Paying Agent; such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by CI or such Registrar or Paying Agent, and upon such payment by such Registrar or Paying Agent to the Trustee, such Registrar or Paying Agent, as the case may be, shall be released from all further liability with respect to such money.

(e)	Any money deposited with the Trustee or the related Registrar or Paying Agent, or then held by CI, in trust for the payment of any principal or premium, interest or other amount on such Series, and remaining unclaimed for six years after such principal, premium, interest or other amount has become due and payable, shall be paid to CI if so requested by an Issuer Request, or (if then held by CI) shall be discharged from such trust; and the applicable Holders shall thereafter, as unsecured general creditors, look only to CI for payment thereof, and all liability of the Trustee, the related Registrar and the related Paying Agent with respect to such trust money, and all liability of CI as trustee of such trust money, shall thereupon cease.

(4)	Issuer Status. CI will and, if and as applicable for a Series, will cause each Guarantor Subsidiary to preserve and maintain its existence (except as permitted by Article 11), and its qualifications in each jurisdiction to carry on its business except to the extent that failure to maintain such qualifications would not be reasonably expected to have a Material Adverse Effect with respect to such Series.

(5)	Compliance with Laws. CI will and, if and as applicable for a Series, will cause each Guarantor Subsidiary to comply in all material respects with all applicable Requirements of Law, except to the extent that non-compliance would not be reasonably expected to have a Material Adverse Effect with respect to such Series.

(6)	Notice of Default. CI will promptly notify the Trustee in writing upon becoming aware of the occurrence of any Default or Event of Default with respect to such Series.

(7)	Financial Statements. CI will deliver to the Trustee within 90 days after the end of each fiscal year of CI audited consolidated financial statements of CI for such fiscal year including the consolidated balance sheet and statements of income, retained earnings and changes in financial position (or the equivalent under then-applicable Canadian generally accepted accounting principles), and within 45 days after the end of each fiscal quarter, other than the last fiscal quarter, unaudited consolidated financial statements of CI for such fiscal quarter consisting of a consolidated balance sheet and consolidated statements of income, retained earnings and changes in financial position (or the equivalent under then-applicable Canadian generally accepted accounting principles); provided that, CI may utilize SEDAR (or a successor system) to deliver any or all of the foregoing documents, and filing any or all of the foregoing documents on SEDAR (or such successor system) shall constitute delivery of such documents to the Trustee.

(8)	Compliance Certificate. CI and, if and as applicable for a Series, each Guarantor Subsidiary, will deliver to the Trustee within 90 days after the end of each fiscal year of CI a Certificate of CI stating that, as of the end of such fiscal year, it and, if and as applicable for a Series, each Guarantor Subsidiary was in compliance in all material respects with all covenants and other requirements contained in this Indenture and any Series Supplement, or giving particulars of any such non-compliance.

(9)	Expenses of Issuer. CI will pay all expenses (including sales tax, goods and services tax and harmonized sales and goods and services tax) of CI or any Guarantor Subsidiary applicable to the issuance of such Series, including any underwriting fees or commissions, legal expenses, printing costs, listing fees, registration charges in connection with the use of any applicable Book-Entry System, filing fees with respect to any Offering Document, and any other expenses incurred directly or indirectly in connection therewith.

(10)	Agents’ Fees and Expenses. CI will pay such fees as are agreed upon in writing between CI and the Trustee, the related Registrar, the related Paying Agent or any related Other Series Agent relative to such Series, and all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts created by this Indenture (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before and after any Default or Event of Default with respect to such Series, until all its duties shall be finally and fully performed, except any such expense, disbursement or advance as may arise from or in connection with the, bad faith, willful misconduct, or gross negligence by the Trustee or the failure to comply with the standard of care referred to in section 8.1 by the Trustee.

5.3            Negative Pledge

CI covenants and agrees with the Trustee, for the benefit of the Holders of each Series, that it will not, and will not permit any Guarantor Subsidiary to, directly or indirectly, create, assume or suffer to exist any Security Interest (other than Permitted Encumbrances) on any of the present or future property of such Person to secure any obligation unless such Series and, if applicable, the Guarantee of such Series, and if CI so elects, any other liabilities of CI or the Guarantor Subsidiary ranking at least pari passu with such Series or, if applicable, the Guarantee are secured equally and rateably with (or prior to) such obligation so long as such Security Interest is outstanding. If at any time CI or any Guarantor Subsidiary shall create, assume or suffer to exist any Security Interest to which this paragraph is applicable, CI shall promptly deliver to the Trustee a Certificate of CI and an Opinion of Counsel, each stating that the covenant in this paragraph has been complied with. If CI shall secure such Series equally and rateably with (or prior to) any such other obligation pursuant to this paragraph, the Trustee is hereby authorized to enter into an indenture or agreement supplemental to this Indenture and to take such action, if any, to enable the Trustee to effectively enforce the rights of the Holders of such Series including under any Guarantee so secured equally and rateably with (or prior to) the obligees of such other obligation; provided however that the Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times.

5.4             Trustee May Perform Covenants

If CI or, if and as applicable, a Guarantor Subsidiary, shall fail to perform any of its covenants in this Indenture relative to a Series, the Trustee may, but unless provided to the contrary in this Indenture need not, notify the Holders of such Series of such failure, and itself may perform any such covenant that is capable of being performed by it, and if any such performance requires the payment of money, it may make such payment with its own funds or with money borrowed by it for such purpose, but shall be under no obligation to do so; provided however that no such performance or payment by the Trustee shall be deemed to release CI or such Guarantor Subsidiary from or be a waiver of any Default resulting from CI’s or such Guarantor Subsidiary’s failure to perform, its applicable covenant, and any amounts so paid or expended by the Trustee shall be immediately repaid to the Trustee by CI or such Guarantor Subsidiary and shall bear interest until so repaid at a rate of interest that is 1% per annum above the interest payable on such Series (or if such Series does not bear interest, at the highest rate of interest chargeable from time to time by the Trustee to its corporate trust customers), and shall be secured by the Series Specific Security Interest, if any, for such Series.

ARTICLE 6

EVENTS OF DEFAULT AND REMEDIES

6.1             Events of Default

An Event of Default with respect to a Series means any one of the following events (whatever the reason for such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any Governmental Authority):

(1)	Default in Payment of Principal or Premium. A default by CI in making payment of any principal or premium with respect to such Series when due and payable; or

(2)	Default in other Payments. A default by CI in making payment of any interest with respect to such Series when due and payable, which default continues for a period of 30 days; provided that, for greater certainty, no such default shall be considered to occur as a result of amounts that may be required to be deducted or withheld under the Income Tax Act (Canada) or any other applicable taxation statute by CI, the Trustee, the related Registrar or the related Paying Agent from any payment to be made to any Holder having been so deducted or withheld and such amounts having been remitted to the appropriate Governmental Authority on behalf of such Holder; or

(3)	Other Covenant Defaults. A default by CI or any Guarantor Subsidiary in the due performance of, or a breach of, any other covenant of CI or such Guarantor Subsidiary with respect to such Series contained in this Indenture or any Series Specific Document for such Series, which default or breach continues for a period of 60 days after the date on which written notice of such default has been given to CI by the Trustee; or

(4)	Cross-Events. A default by any one or more of CI and its Subsidiaries in making payment of any Indebtedness in an aggregate amount exceeding $50,000,000 when due and payable, or in performing or observing any term, covenant, condition or provision applicable to any Indebtedness with the result that Indebtedness in an aggregate amount exceeding $50,000,000 is declared to be or otherwise becomes due and payable prior to the date on which it was otherwise due and payable; or

(5)	Voluntary Insolvency Actions. If CI or any Guarantor Subsidiary institutes a Proceeding for its winding up, liquidation or dissolution (except to the extent permitted under Article 11), or takes action to become a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it, or files a proposal, a notice of intention to make a proposal, a petition or answer or consent seeking reorganization, readjustment, arrangement, administration, composition or similar relief under any bankruptcy law, any insolvency law or any other similar applicable law (including the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any similar legislation in any other jurisdiction) or consents to the filing of any such petition or other proceeding, or consents to the appointment of a receiver, liquidator, administrator, trustee or assignee in bankruptcy or insolvency of the whole or a substantial part of the property of any such Person, or makes an assignment for the benefit of creditors, or publicly announces or admits in writing its inability, or is deemed for the purpose of any Applicable Law to be unable, to pay its debts generally as they become due or commits any act of bankruptcy or insolvency, or suspends making payments on all or any class of its debts or announces an intention to do so, or suspends or threatens to suspend transaction of all or any substantial part of its usual business, or any action is taken by CI or any Guarantor Subsidiary in furtherance of any of the foregoing; or

(6)	Involuntary Insolvency Proceedings. If a Proceeding is instituted in any court of competent jurisdiction by any Person for the winding up, liquidation, administration or dissolution of CI or any Guarantor Subsidiary (except to the extent permitted under Article 11), or for any reorganization, readjustment, arrangement, administration, composition or similar relief with respect to CI or a Guarantor Subsidiary under any bankruptcy law, insolvency law or other similar applicable law (including the Bankruptcy and Insolvency Act (Canada) the Companies Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or for the appointment of a receiver, liquidator, trustee, administrator or assignee in bankruptcy or insolvency of the whole or any material part of its property, and in any such case

(a)	at any time thereafter such Proceeding is not being contested by CI or such Guarantor Subsidiary or the effect of such Proceeding has not been stayed, or

(b)	such Proceeding has not been dismissed within 30 days after the day on which it was commenced, or

(c)	the final order sought in such Proceeding is granted; or

(7)	Breach of Representation or Warranty. If any representation or warranty made by CI or any Guarantor Subsidiary in relation to such Series in this Indenture or any Series Specific Document for such Series was incorrect as at the time made and, if such representation or warranty is capable of being corrected with reference to the presently-existing facts and circumstances, such representation or warranty is not corrected within a period of 60 days after the date on which written notice thereof is given to CI or such Guarantor Subsidiary by the Trustee.

6.2           Acceleration of Maturity; Rescission and Annulment

(1)	If an Event of Default described in paragraph 6.1(5) or 6.1(6) is continuing and the Trustee has received notice of such Event of Default in accordance with subsection 8.8(1), the Trustee shall declare all Series to be immediately due and payable by a notice in writing to CI, and upon such Declaration of Acceleration the aggregate unpaid principal amount of all Series (together with all accrued and unpaid interest thereon and any other amounts owing with respect thereto) shall become immediately due and payable and the Series Specific Security Interest, if any, with respect to each Series shall immediately become enforceable.

(2)	Except as provided in subsection 6.2(1), if an Event of Default is continuing with respect to a Series and the Trustee has received notice of such Event of Default in accordance with subsection 8.8(1), the Trustee may, and if requested by a Holder Direction given by Holders of not less than 25% of the unpaid principal amount of such Series shall, by written notice to CI, declare such Series to be immediately due and payable, and upon such Declaration of Acceleration the aggregate unpaid principal amount of such Series (together with all accrued and unpaid interest thereon and any other amounts owing with respect thereto) shall become immediately due and payable and the Series Specific Security Interest, if any, with respect to such Series shall immediately become enforceable.

(3)	At any time after a Declaration of Acceleration with respect to a Series has been made by the Trustee and before a judgment for payment of any amount due under such Series has been obtained by the Trustee, such Declaration of Acceleration and its consequences may be rescinded and annulled by a Holder Direction from the Holders of such Series. In such case the rescission and annulment will be effective on the date on which:

(a)	written notice of such Holder Direction is given to CI and the Trustee; and

(b)	CI has paid or deposited with the Trustee a sum sufficient to pay (x) all principal, premium, interest and other amounts which, by the Principal Terms of such Series, are then due and payable otherwise than pursuant to such Declaration of Acceleration, and (y) all sums paid or advanced by the Trustee with respect to such Series and the reasonable compensation and expenses of the Trustee with respect to such Series; and

(c)	there shall be continuing no Default or Event of Default with respect to such Series, other than the non-payment of principal, premium, interest and other amounts with respect to such Series that became due solely by such Declaration of Acceleration.

(4)	No such rescission and annulment shall affect any subsequent or other Event of Default with respect to such Series or impair any right of the Trustee or the Holders of such Series with respect to such subsequent or other Event of Default. In addition, no such rescission and annulment shall affect any Event of Default with respect to any other Series or impair any right of the Trustee or the Holders of any other Series with respect thereto.

6.3            Remedies

Subject to subsection 6.2(3) and to compliance with subsection 8.8(2), if an Event of Default with respect to a Series is continuing and a Declaration of Acceleration with respect to such Series has been made, CI will pay to the Trustee, for the benefit of the Holders of such Series, the whole amount then due and payable for principal, premium, interest and other amounts with respect to such Series and, to the extent permitted by Applicable Law, interest on any overdue principal, premium, interest and other amounts at the rate or rates prescribed in the related Series Supplement, and in addition thereto such further amount as shall be sufficient to pay the costs and expenses of collection, including the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and the Trustee may exercise any action, suit, remedy or Proceeding authorized or permitted by this Indenture or any Series Specific Document or any other agreement, at law, in equity, under statute or otherwise. If an Event of Default with respect to a Series is continuing, the Trustee may also protect and enforce its rights and the rights of the Holders of such Series by such appropriate Proceedings as the Trustee may be advised shall be appropriate to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or any Series Specific Document or in aid of the exercise of any power granted in this Indenture or any Series Specific Document, or to enforce any other proper remedy.

6.4          Trustee May File Proofs of Claim

In any Proceeding relative to CI (or any other obligor upon the Debt Securities, including a Guarantor Subsidiary), or its property or its other creditors, the Trustee shall be entitled and empowered, by intervention in such Proceeding or otherwise, to take any and all actions authorized by Applicable Law in order to have the claims of the Holders and the Trustee allowed in such Proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such Proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel. No provision of this Indenture or any Series Specific Document shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization or plan of arrangement, adjustment or composition affecting any of the Debt Securities or the rights of any Holder or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided however that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

6.5             Enforcement Without Possession of Debt Securities

All rights of action and claims under this Indenture and the Debt Securities may be prosecuted and enforced by the Trustee without the possession of any of the Debt Securities or the production of any of the Debt Securities in any Proceeding relating thereto, and any such Proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the rateable benefit of the Holders for whom such judgment has been recovered (subject to any express provisions to the contrary in this Indenture or a Series Supplement in connection with security for the benefit of, or subordination arrangements applicable to, one or more Series).

6.6             Application of Money Collected

Any money collected by the Trustee pursuant to this Article in respect of a Series shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of any principal, premium, interest or other amount, upon presentation of the Debt Securities of such Series and the notation on such Debt Securities of the payment (if only partially paid) or surrender thereof (if fully paid):

(a)	first, to the payment of all amounts due to the Trustee under this Indenture with respect to such Series;

(b)	second, to the payment of the accrued interest on such Series;

(c)	third, to the payment of the principal of and premium on such Series;

(d)	fourth, to the payment of any other amounts with respect to such Series; and

(e)	fifth, to whomsoever may be lawfully entitled to receive the balance of such money.

6.7             Notice of Event of Default

(1)	The Trustee shall give written notice of the occurrence of every Event of Default with respect to a Series to the Holders of such Series within a reasonable time after the Trustee obtains knowledge thereof, unless the Trustee in good faith determines that the withholding of such notice is in the best interest of such Holders, collectively, and so advises CI in writing.

(2)	Where notice of the occurrence of an Event of Default with respect to a Series has been given by the Trustee and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Holders of such Series within a reasonable time after the Trustee obtains knowledge that the Event of Default has been cured.

6.8         Restoration of Rights and Remedies

If the Trustee or any Holder has instituted Proceedings in accordance with this Indenture to enforce any right or remedy with respect to a Series and such Proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then in every such case, but subject to such adverse determination,

(a)	CI, the Trustee and the Holders of such Series shall be restored severally and respectively to the fullest extent possible to their former positions under this Indenture, and

(b)	all rights and remedies of the Trustee and such Holders shall continue as though no such Proceeding had been instituted.

6.9          Rights and Remedies Cumulative

Except as expressly provided herein, no right or remedy conferred upon or reserved to the Trustee is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right and remedy however existing. Any single or partial exercise of any right or remedy shall not preclude any other or further exercise of such right or remedy or the exercise of any other right or remedy.

6.10        Waiver of Defaults

(1)	Prior or subsequent to a Declaration of Acceleration with respect to a Series, the Holders of such Series shall be permitted to provide a Holder Direction instructing the Trustee to waive, in which event the Trustee shall waive (on and subject to the conditions, if any, specified in such Holder Direction), any prospective or existing Default or Event of Default with respect to such Series.

(2)	Upon a waiver becoming effective with respect to a Series, CI, the Trustee and the Holders of such Series shall be restored to the fullest extent possible to their former positions and rights under this Indenture and the related Series Specific Documents; and any Default or Event of Default with respect to such Series arising therefrom shall be deemed to have been cured; but no such waiver shall extend to any subsequent or other Default or Event of Default with respect to such Series or impair any right with respect to any such subsequent or other Default or Event of Default, or extend to the same or any subsequent or other Default or Event of Default with respect to any other Series or impair any right with respect thereto.

6.11          Holders May Direct Trustee’s Action

Except as otherwise provided herein, and subject to compliance with subsection 8.8(2), the Holders of a Series shall have the right, in each case by a Holder Direction, to direct the time, method and place of conducting any Proceeding or any right or remedy available to the Trustee, or the exercise of any trust or power conferred on the Trustee under the Series Specific Documents with respect to such Series; provided, however, that the Trustee shall have the right to decline to follow any such direction if advised by Counsel that the action so directed may not lawfully be taken or if the Trustee in good faith shall determine that the Proceeding so directed would be illegal or would be unduly prejudicial to the rights of Holders of such Series not parties to such Holder Direction or not bound by such Holder Direction. Nothing in this Indenture shall impair the right of the Trustee to take any action deemed proper by it and which is not inconsistent with such Holder Direction.

6.12         Limitation of Trustee’s Liability

The Trustee will not be bound to do, observe or perform or to see to the observance or performance by CI of any of the obligations imposed upon it under this Indenture or the related Series Specific Documents, or in any other way to supervise or interfere with the conduct of any activities of CI, unless and until a Declaration of Acceleration with respect to such Series has occurred, and the Trustee has determined or become bound to enforce the same and has been supplied with sufficient funds and an indemnity as provided in subsection 8.8(2).

ARTICLE 7

SUITS BY HOLDERS AND TRUSTEE

7.1            Holders May Not Sue

No Holder shall have any right to institute any Proceeding with respect to, or otherwise pursue or enforce any remedy with respect to, any Series Specific Document, or for the appointment of a receiver or trustee of CI or any Guarantor Subsidiary, unless:

(a)	such Holder shall previously have given to or received from the Trustee written notice of a continuing Event of Default with respect to the applicable Series;

(b)	the Holders of not less than 25% of the aggregate unpaid principal amount of such Series shall have made a written request to the Trustee and the Trustee shall have been afforded reasonable opportunity itself to either proceed to exercise the powers granted in this Indenture or institute a Proceeding in its name for the purpose requested;

(c)	such Holders shall have provided to the Trustee sufficient funds and an indemnity as contemplated by subsection 8.8(2);

(d)	the Trustee shall have failed to act within a reasonable time, which for the purposes of the related Series Specific Documents shall not exceed a period of 30 days after such notification, request and offer of sufficient funds and indemnity by such Holders;

(e)	during the 30 day period referred to in clause (d) above such Event of Default has not been waived as provided herein;

(f)	during such 30 day period any Declaration of Acceleration in respect of such Event of Default has not been rescinded and annulled as provided herein; and

(g)	during such 30 day period the Trustee has not received a contrary Holder Direction from the Holders of such Series; it being understood and intended that no Holder shall have any right in any manner whatsoever to take any action to affect, disturb or prejudice the rights of any other Holders (whether of the same Series or any other Series) or to obtain or seek to obtain priority over or preference to any other Holders (whether of the same Series or any other Series) (subject to any applicable subordination provisions, Series Specific Security Interest or defeasance or sinking fund provisions applicable to one or more Series), or to enforce any right under any related Series Specific Documents, other than in the manner provided in this Indenture and for the equal, rateable and common benefit of all Holders of such Series.

ARTICLE 8

THE TRUSTEE

8.1            Duties of Trustee

In the exercise of its rights, duties and obligations prescribed or conferred by this Indenture and any other Series Specific Documents, the Trustee shall act honestly and in good faith with a view to the best interests of the Holders, and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee shall not be liable for any error in judgment, any act done, step taken or omitted, or for any mistake in fact or law, done or made in good faith by it, or for anything which it may do or refrain from doing, except arising out of its own gross negligence, bad faith or willful misconduct. The Trustee shall not be liable for any act or default on the part of any agent employed by it or for permitting any agent or co-trustee to receive and retain any monies payable to the Trustee under this Indenture or any Series Specific Document, except as aforesaid. The Trustee shall read, understand and act upon (as required) all of the certificates, Certificates of CI, opinions, Opinions of Counsel and other documents delivered to it under or pursuant to this Indenture and the other Series Specific Documents.

8.2            Employ Agents

The Trustee may, but is not required to, employ (at the expense of CI) such counsel, agents and other assistants as it may reasonably require for the proper discharge of its duties under the Series Specific Documents for each Series, and shall not be responsible for any negligence or misconduct on the part of any such counsel, agent or other assistant or for any liability incurred by any Person as a result of not employing such counsel, agent or other assistant, and may pay reasonable remuneration for all services performed for it with respect to such Series Specific Documents, and shall be entitled to receive reimbursement for all reasonable disbursements, costs, liabilities and expenses made or incurred by it with respect to such Series. All such disbursements, costs, liabilities and expenses in relation to a Series and all expenses incidental to the preparation, execution and any recording of related Series Specific Documents for such Series, and to the preparation, execution, creation and issuance of the Debt Securities of such Series, whether done or incurred at the request of the Trustee or CI, shall bear interest at the lowest annual rate of interest charged by the Trustee from time to time to its corporate trust customers from the date which is 30 days following receipt by CI of an invoice from the Trustee with respect to such expenses until the date of reimbursement and shall (together with such interest) be paid by CI immediately upon receipt of such invoice and shall, until paid, be secured by the Series Specific Security Interest, if any, for such Series.

8.3             Reliance on Evidence of Compliance

In the exercise of its rights, duties and obligations under the Indenture, the Trustee may, if it is acting in good faith, act and rely, as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, Opinions of Counsel, reports, directions, orders, certificates and Certificates of CI furnished pursuant to any Series Specific Document or required by the Trustee to be furnished to it in the exercise of its rights, duties and obligations under any Series Specific Document where such statutory declarations, Opinions of Counsel, reports, directions, orders, certificates or Certificates of CI comply with any and all requirements of this Indenture and such Series Specific Document and the Trustee examines such evidence and determines that such evidence indicates compliance with the applicable requirements of this Indenture and such Series Specific Document.

8.4            Provision of Evidence of Compliance to Trustee

In addition to any other provisions of this Indenture, CI or, if and as applicable, a Guarantor Subsidiary shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to:

(a)	the certification pursuant to section 2.7 and delivery of Debt Securities;

(b)	the satisfaction and discharge of this Indenture or any Series Supplement; or

(c)	the taking of any other action or step to be taken by the Trustee at the request, or on the application of CI or such Guarantor Subsidiary.

8.5            Contents of Evidence of Compliance

Evidence of compliance required by section 8.4 shall consist of:

(a)	a Certificate of CI that the conditions precedent referred to in such Certificate have been complied with in accordance with the terms of this Indenture and any other applicable Series Specific Document;

(b)	in the case of conditions precedent compliance with which are, by a Series Specific Document, made subject to review or examination by Counsel, an Opinion of Counsel to CI or such Guarantor Subsidiary that such conditions precedent have been complied with in accordance with the terms of such Series Specific Document; and

(c)	in the case of conditions precedent compliance with which are subject to the review or examination by auditors or appraisers, an opinion or report of a chartered accountant or appraiser, as the case may be, approved by the Trustee, that such conditions precedent have been complied with in accordance with the terms of such Series Specific Document.

8.6            Advice of Experts

In relation to any Series Specific Document the Trustee may act and rely, and shall be protected in acting and relying in good faith, on the opinion, advice or information (including the Opinion of Counsel) obtained from any counsel, auditor, valuator, engineer, surveyor or other expert, whether obtained by the Trustee or by CI, and, if acting in good faith, may rely as to the truth of the statements and the accuracy of the opinions expressed in any report or opinion furnished by such Person and may obtain such assistance as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid, including the disbursements of any legal or other advisor or assistants.

8.7            Trustee May Deal in Debt Securities

In its personal capacity or any other capacity, the Trustee, and each Affiliate of the Trustee, may buy, sell, lend upon, become a pledgee of and deal in the Debt Securities and generally contract and enter into financial transactions with CI and any Affiliate of CI without being liable to account for any profits made thereby.

8.8            Conditions Precedent to Trustee’s Obligation to Act

(1)	The Trustee shall not be bound to give any notice, or to do, observe or perform or see to the observance or performance by CI or any Guarantor Subsidiary of any of the obligations imposed under in any Series Specific Document, or to supervise or interfere with any of the activities of CI or any Guarantor Subsidiary, or to do or take any act, action or Proceeding by virtue of the powers conferred on it by any Series Specific Document, unless and until it shall have been required so to do under the terms of this Indenture; nor shall the Trustee be required to take notice of any Default or Event of Default, other than in payment of any monies required by this Indenture or any Series Supplement to be paid to the Trustee, unless and until notified in writing of such Default or Event of Default by CI or any Guarantor Subsidiary or by any Holder, which notice shall distinctly specify the applicable Series and Default or Event of Default, and in the absence of any such notice the Trustee may conclusively assume that CI and the Guarantor Subsidiaries (if any) are not in default under any Series Specific Document and that no Default or Event of Default has occurred. Any such notice or requisition shall in no way limit any discretion given to the Trustee in any Series Specific Document to determine whether or not to take action with respect to any Default or Event of Default or with respect to any such requisition.

(2)	The obligation of the Trustee to do any of the actions referred to in subsection 8.8(1), including to commence or to continue any Proceeding for the purpose of enforcing any Series Specific Security Interest, or any right of the Trustee or the Holders of a Series, shall be conditional upon the Holders of the applicable Series furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such Proceeding and an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities which may result from such action and any loss and damage the Trustee may suffer by reason of such action.

(3)	None of the Series Specific Documents shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(4)	Before commencing or at any time during the continuance of any Proceeding, the Trustee may require the Holders on whose behalf it is acting to deposit with the Trustee the Debt Securities held by them, and the Trustee shall issue receipts for such Debt Securities.

8.9             Trustee Not Required To Give Security

The Trustee shall not be required to give security for its conduct or administration under this Indenture or any other Series Specific Document.

8.10           Resignation or Removal of Trustee; Conflict of Interest

(1)	The Trustee represents and warrants to CI that at the time of the execution and delivery of this Indenture no material conflict of interest exists with respect to the Trustee’s role as a fiduciary hereunder.

(2)	The Trustee may resign as trustee hereunder by giving not less than 60 days’ notice in writing to CI or such shorter notice as CI may accept as sufficient. The Trustee shall resign if a material conflict of interest arises with respect to its role as trustee under this Indenture that is not eliminated within 90 days after the Trustee becomes aware of such conflict of interest. Immediately after the Trustee becomes aware that it has a material conflict of interest it shall provide CI with written notice of the nature of that conflict. Upon any such resignation, the Trustee shall be discharged from all further duties and liabilities under this Indenture and the other Series Specific Documents. None of the validity and enforceability of this Indenture, the other Series Specific Documents or the Debt Securities shall be affected in any manner whatsoever by reason only of the existence of a material conflict of interest on the part of the Trustee (whether arising prior to or after the date of this Indenture or any other Series Specific Document). If the Trustee does not comply with this section, any Holder or CI may apply to the Superior Court of Justice (Ontario) for an order that the Trustee be replaced as trustee under this Indenture.

(3)	In the event of the Trustee resigning or being removed or being dissolved, becoming insolvent or bankrupt, going into liquidation or otherwise becoming incapable of acting as trustee under this Indenture, CI shall immediately appoint a successor Trustee unless a successor Trustee has already been appointed by the Holders; failing such appointment by CI, the retiring Trustee or any other Holder may apply to a judge of the Superior Court of Justice (Ontario), on such notice as such judge may direct, for the appointment of a successor Trustee. The successor Trustee so appointed by CI or by such court shall be subject to removal by the Holders by way of a Holder Direction from the Holders of all Series. Any successor Trustee appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust company in each of the provinces of Canada. On any appointment of the successor Trustee, the successor Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Indenture as Trustee. The expenses of all acts, documents and Proceedings required under this section will be paid by CI in the same manner as if the amount thereof were fees payable to the Trustee under this Indenture.

(4)	Any successor Trustee shall, immediately upon appointment, become vested with all the estates, properties, rights, powers and trusts of its predecessor in the trusts under this Indenture and the other Series Specific Documents, with like effect as if originally named as Trustee hereunder and thereunder. Nevertheless, upon the written request of the successor Trustee or of CI, the Trustee ceasing to act shall execute and deliver a document assigning and transferring to such successor Trustee, upon the trusts expressed in this Indenture, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property (including money) held by such Trustee to the successor Trustee in its place. Should any deed, conveyance or other document in writing from CI be required by any successor Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and other documents in writing shall, on the request of the successor Trustee, be made, executed, acknowledged and delivered by CI.

(5)	Any corporation into which the Trustee is amalgamated or with which it is consolidated or to which all or substantially all of its corporate trust business is sold or is otherwise transferred or any company resulting from any consolidation or amalgamation to which the Trustee is a party shall be a successor Trustee under this Indenture, without the execution of any document or any further act; provided that such successor Trustee is a corporation qualified to carry on the business of a trust company in each of the provinces of Canada and shall not have a material conflict of interest in its role as a fiduciary under this Indenture.

8.11          Authority to Carry on Business; Resignation

The Trustee represents and warrants to CI that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces of Canada. If the Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Indenture the other Series Specific Documents and the Debt Securities issued hereunder shall not be affected in any manner by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any of the provinces of Canada, either become so authorized or resign in the manner and with the effect specified in section 8.10.

8.12           Protection of Trustee

By way of supplement to any Applicable Law from time to time relating to trustees and in addition to any other provision of this Indenture for the relief of the Trustee, it is expressly agreed that:

(a)	the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture, in any other Series Specific Document or in the Debt Securities (except the representations and warranties contained in the last sentence of subsection 2.7(4) and in subsection 8.10(1) and sections 8.11 and 8.13, which are being given by the Trustee in its personal capacity) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by CI;

(b)	the Trustee shall not be bound to give to any Person notice of the execution of this Indenture or of any Series Specific Document unless and until an Event of Default and a Declaration of Acceleration with respect to the relevant Series has occurred, and the Trustee has determined or become obliged to enforce the same;

(c)	the Trustee shall not incur any liability or responsibility as a consequence of permitting or suffering CI to retain all or any of the property that is subject to any Series Specific Security Interest, and to use and enjoy the same unless otherwise provided in this Indenture; nor shall the Trustee be responsible or liable for any destruction, deterioration, loss, injury or damage which may occur or be done by CI or by any other Person to any property that is subject to any Series Specific Security Interest, or be in any way responsible for the consequence of any breach on the part of CI of any of the covenants contained in this Indenture or any other Series Specific Document or of any acts of the agents or servants of CI;

(d)	CI indemnifies and saves harmless the Trustee and its officers, directors and employees from and against any and all liabilities, losses, costs, claims, actions, expenses (including legal fees and disbursements on a solicitor and his own client basis) or demands whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Indenture and the other Series Specific Documents, including those arising out of or related to actions taken or omitted to be taken by the Trustee contemplated by this Indenture and the other Series Specific Documents, legal fees and disbursements on a solicitor and his own client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Trustee and including any deed, matter or thing in relation to the registration, perfection, release or discharge of any Series Specific Security Interest, save only in the event of gross negligence in acting or failing to act, or the willful misconduct or bad faith of the Trustee. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or the resignation of the Trustee;

(e)	the Trustee shall not be liable for or by reason of any failure or defect of title to, or any Series Specific Security Interest upon, any collateral that is subject to or intended to be subject to any Series Specific Security Interest or by reason of the statements or implications of fact or law contained in or arising out of anything contained in this Indenture, any other Series Specific Document or any Offering Document or in the Debt Securities or be required to verify the same, but all statements or implications shall be deemed to have been made by CI only, and it shall not be the duty of the Trustee, except as otherwise specifically provided in this Indenture, to see to the registration, recording or filing or renewal of this Indenture or any other Series Specific Document or any Series Specific Security Interest upon any property or any part thereof or upon any other property of CI or to procure any local mortgage, pledge or charge or other additional document of further assurance or to do any other act for the continuance of any Series Specific Security Interest over any property or for giving notice of the existence of any Series Specific Security Interest over any property or for extending or supplementing the same, or to insure or keep insured against loss or damage by fire or otherwise any of the property that is subject to or intended to be subject to any Series Specific Security Interest or any part thereof, or to keep itself informed or advised as to the payment by CI of any taxes or premiums of insurance or other payments which CI should make or to require payments to be made; it being agreed and declared that as to all matters and things referred to in this section, the duty and responsibility shall rest upon CI and not upon the Trustee and the failure of CI to discharge this duty and responsibility shall not in any way render the Trustee liable or cast upon it any duty or responsibility for breach of which it would be liable;

(f)	the Trustee may, in the exercise of all or any of the trusts and powers vested in it under this Indenture and the other Series Specific Documents, act by its Responsible Officers; the Trustee may delegate to any Person the performance of any of the trusts and powers vested in it by this Indenture and the other Series Specific Documents, and any delegation may be made upon such terms and conditions and subject to such regulations as the Trustee may think to be in the best interest of the Holders of the applicable Series or of all Series, as the case may be;

(g)	the Trustee shall not be required to take notice or be deemed to have notice or actual knowledge of any matter under this Indenture or any other Series Specific Document, unless the Trustee shall have received from CI or a Holder written notice stating the matter in respect of which the Trustee should have notice or actual knowledge;

(h)	the Trustee shall not be bound to act in accordance with any direction or request of CI until a duly authenticated copy of the document containing the direction or request has been delivered to the Trustee, and the Trustee shall be fully empowered to act and shall be fully protected from all liability in acting upon any document purporting to be a Debt Security and believed by the Trustee to be genuine; and

(i)	the Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on behalf of CI or of any Person on whose signature the Trustee may be called upon to act or refrain from acting under this Indenture or any other Series Specific Document.

8.13	Additional Representations and Warranties of Trustee

The Trustee represents and warrants to CI that:

(a)	the Trustee is a trust company validly existing under the laws of its jurisdiction of incorporation;

(b)	the Trustee has full power, authority and right to execute and deliver and perform its obligations under this Indenture and each other Series Specific Document to which it is a party, and has taken all necessary action to authorize the execution, delivery and performance by it of this Indenture and each other Series Specific Document to which it is a party;

(c)	this Indenture and each other Series Specific Document to which it is a party have been duly executed and delivered by the Trustee; and

(d)	the Trustee is a resident of Canada within the meaning of the Income Tax Act (Canada).

8.14	Acceptance of Trusts by Trustee

The Trustee accepts the trusts in this Indenture declared and provided and agrees to perform the same upon the terms and conditions set forth in this Indenture and the other Series Specific Documents.

8.15	Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under this Indenture. Notwithstanding any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. CI shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and to comply with Applicable Laws and not to use it for any other purpose except with the consent of or direction from CI or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

8.16	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation, or guideline, then it shall have the right to resign on 10 days’ written notice to CI or any shorter period of time as agreed to by CI, provided that:

(a)	the Trustee’s written notice shall describe the circumstances of such non-compliance; and,

(b)	if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE 9

NOTICES

9.1	Notice to CI

Any notice, document or other communication (a “Notice”) required or permitted to be given to CI under this Indenture or any other Series Specific Document shall be in writing and shall be valid and effective if delivered or sent by facsimile transmission (with receipt confirmed), to CI, at:

CI Financial Corp.

2 Queen Street East

Twentieth Floor

Toronto Ontario M5C 3G7

Attention:    Chief Legal Officer

Fax:              416-365-0501

and such Notice shall be deemed to have been received, where given by delivery, on the day of delivery, and, where sent by facsimile transmission, on the day of transmittal of such Notice if given on a Business Day during normal business hours of the recipient and on the next succeeding Business Day if not transmitted on a Business Day or during such business hours. CI may from time to time notify the Trustee of a change in address or facsimile number by notice given as provided in section 9.3.

9.2	Notice to Holders

(1)	Any Notice required or permitted to be given under this Indenture or any other Series Specific Document to Holders of Bearer Debt Securities of a Series shall be valid and effective if given by means of publication in a newspaper of general circulation published in Toronto, Ontario, and such other cities, if any, at which Registers in respect of Debt Securities of such Series are required to be kept, and any Notice so published shall be deemed to have been given and received by all such Holders of Bearer Debt Securities of a Series on the date when the publication has appeared in such newspaper. Any Notice required or permitted to be given under this Indenture to Holders of Registered Debt Securities of a Series may be effectively given if delivered, sent by electronic communication or if sent to a destination within Canada by first class mail or to a destination outside Canada by airmail, postage prepaid, in each case addressed to the applicable Holder at its post office address or electronic communication numbers, if any, appearing in the relevant Register for such Series, and shall be deemed to have been given on the date of delivery or mailing, as the case may be. In the event of a postal disruption, notice to Holders shall be given or sent by other appropriate means.

(2)	If at any time a notice is required by this Indenture to be published in a particular city and no newspaper of general circulation is being published and circulated on a daily basis in that city or it shall be impractical to publish any notice to Holders of Bearer Debt Securities as provided above, then CI shall not be required to publish such notice in that city, such notification to such Holders may be given in any other manner approved by the Trustee, and any notice so given shall constitute sufficient notice to such Holders for every purpose under the Series Specific Documents.

(3)	Neither the failure to give notice by publication to Holders of Bearer Debt Securities as provided above nor any defect in any notice so published shall affect the sufficiency of any notice given to Holders of Registered Debt Securities as provided above. Any notice sent to the Holders of Registered Debt Securities as provided above shall be effective notwithstanding that any such notice has accidentally or inadvertently not been delivered or mailed to one or more such Holders.

(4)	Any notice provided for in this Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waiver of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.

9.3	Notice to Trustee

Any Notice required or permitted to be given to the Trustee under this Indenture or any other Series Specific Document shall be in writing and shall be valid and effective if delivered or sent by facsimile transmission (with receipt confirmed), to the Trustee, at:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, Ontario, M5J 2Y1

Attention:    Manager, Corporate Trust

Fax:              416-981-9777

and such Notice shall be deemed to have been received, where given by delivery, on the day of delivery and, where sent by facsimile transmission, on the day of transmittal of such Notice if given on a Business Day during normal business hours of the recipient and on the next succeeding Business Day if not transmitted on a Business Day or during such business hours. The Trustee may from time to time notify CI of a change in address or facsimile number by notice given as provided in section 9.1.

ARTICLE 10

HOLDERS ACTIONS AND MEETINGS

10.1	Holder Actions

(1)	Any Holder Action to be made, given or taken by Holders of one or more Series may be made, given or taken by such Holders by way of a Holder Direction from the Holders of such one or more Series. Every Holder Direction given in accordance with this Indenture or a related Series Specific Document shall be binding upon all Holders of the applicable Series whether or not they were present at any applicable meeting or otherwise themselves made, gave or took the Holder Action effected by such Holder Direction, and the Trustee (subject to compliance with subsection 8.8(2)), shall be bound to give effect to every such Holder Direction.

(2)	A Holder, including a Depository that is a Holder of a Global Debt Security, may make, give or take, by proxies duly appointed in writing, any Holder Action to be made, given or taken by such Holder, and a Depository that is the Holder of a Global Debt Security may provide for the beneficial owners of interests in any such Global Debt Security (including, where applicable, the Participants in any Depository which own beneficial interests in such Global Debt Security) to direct such Depository in taking such action through such Depository’s standing instructions and customary practices, including the delivery of proxies, directions or voting certificates (including any omnibus, global or block proxy, direction or voting certificate) satisfactory to the Trustee under which such Depository, any agent for or nominee of such Depository, or the beneficial owners of interests in any such Global Debt Security (including, where applicable, the Participants in such Depository which own beneficial interests in such Global Debt Security) themselves take such action by means of additional proxies, directions or voting certificates (including any omnibus, global or block proxy, direction or voting certificate) satisfactory to the Trustee, in each case through standing instructions and customary practices applicable to such Depository or such Participant or an agent or nominee of such Depository or such Participant. The Depository (including, where applicable, the Participants in such Depository which own beneficial interests in such Global Debt Security), or such agent or nominee may, in its discretion report to the Trustee the result of its solicitation of proxies, directions and voting certificates on an aggregate basis.

(3)	The fact and date of the execution by any Person of an instrument or writing effecting or approving a Holder Action may be proved by the affidavit of a witness of such execution or by the certificate of a notary public or other Person authorized by Applicable Law to take acknowledgements of deeds, certifying that the individual signing such instrument or writing acknowledged to such witness or notary the execution of such instrument or writing. Whenever such execution is by a signer acting in a capacity other than such signer’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer’s authority. The facts and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(4)	The ownership, principal amount and serial numbers of Registered Debt Securities held by any Person, and the date of the commencement and the date of the termination of such holding, shall be proved by the relevant Register.

(5)	The ownership, principal amount and serial numbers of Bearer Debt Securities held by any Person, and the date of the commencement and the date of the termination of such holding, may be proved by the production of such Bearer Debt Securities or by a certificate executed, as depositary, by any trust company, bank, banker or other depositary acceptable to CI, wherever situated, if such certificate shall be deemed by the Trustee to be satisfactory, showing that at the date mentioned in such certificate such Person had on deposit with such depositary the Bearer Debt Securities described in such certificate; or such facts may be proved by the certificate or affidavit of the Person holding such Bearer Debt Securities, if such certificate or affidavit is deemed by the Trustee to be satisfactory. The Trustee and CI may assume that ownership of any Bearer Debt Security continues until another certificate or affidavit bearing a later date issued in respect of the same Bearer Debt Security is produced, or such Bearer Debt Security is produced to the Trustee by some other Person, or such Bearer Debt Security is surrendered in exchange for a Registered Debt Security, or such Bearer Debt Security is no longer Outstanding. The ownership, principal amount and serial numbers of Bearer Debt Securities held by the Person so executing such instrument or writing and the date of the commencement and the date of the termination of such holding may also be proved in any other manner which the Trustee deems sufficient.

(6)	Any Holder Action of, or which is binding on, any Holder of a Debt Security shall bind every future Holder of such Debt Security and the Holder of every Debt Security issued upon the registration or transfer of such Debt Security or in exchange for or in lieu of such Debt Security in respect of anything done, omitted or suffered to be done by the Trustee or CI in reliance on such Holder Action, whether or not notation of such action is made upon such Debt Security.

(7)	If CI or the Trustee shall solicit any Holder Action, CI or the Trustee, as the case may be, may fix in advance a record date for the determination of Holders entitled to make, give or take such Holder Action. Such Holder Action may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purpose of determining whether the requisite Holders have authorized or agreed or consented to such Holder Action. No Holder Action shall be deemed effective unless it shall become effective pursuant to this Indenture not later than six months after the applicable record date.

10.2	Meetings of Holders

(1)	Calling of Meetings. At any time and from time to time, CI or the Trustee may, and the Trustee shall on receipt of a written request signed by Holders representing not less than 25% of the aggregate unpaid principal amount of the applicable one or more Series, and upon receiving sufficient funds and being indemnified to its satisfaction by CI or by the Holders signing such request, as the case may be, against the costs which may be incurred by it in connection with the calling and holding of such meeting, call a meeting of the Holders of such Series. If the Trustee fails within 30 days after receipt of such written request, such funds and such indemnity to give notice calling such meeting, such Holders may themselves call such meeting and the notice calling such meeting may be signed by such Person as those Holders specify. Every such meeting shall be held in Toronto, Ontario or at such other place as CI, the Trustee or the Holders, as the case may be, calling such meeting approve or determine.

(2)	Notice of Meetings. At least 21 days’ prior notice of any meeting of Holders of one or more Series shall be given to such Holders and CI (unless the meeting has been called by CI) and to the Trustee (unless the meeting has been called by the Trustee). Such notice shall state the time and the place of the meeting and shall specify, in general terms, the nature of the business to be transacted at such meeting. It shall not be necessary to specify in the notice the text of any resolution to be passed at such meeting. Such notice shall also state that any Holder may be represented at any such meeting by a proxy duly appointed by document in writing in accordance with the regulations made from time to time by the Trustee pursuant to section 10.5, and that the appointment of any proxy may be revoked at any time before the commencement of the meeting to which the appointment relates. Subject to subsection 10.2(3), notices shall be given in the manner set forth in Article 9.

(3)	Quorum. At a meeting of Holders of one or more Series:

(a)	Persons entitled pursuant to this Indenture to vote Debt Securities representing not less than 25% of the aggregate unpaid principal amount of such one or more Series shall constitute a quorum. No business shall be transacted in the absence of a quorum, unless a quorum is present when the meeting is called to order. If a quorum is not present on the date for which the meeting is called within 30 minutes after the time fixed for the holding of the meeting, then the meeting, if called pursuant to a request of Holders, will be dissolved; but in any other case the meeting shall be adjourned to the same day in the next calendar week (unless such day is not a Business Day in which case it will be adjourned to the next Business Day thereafter) at the same time and place, and no notice will be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders of the Series present in person or by proxy will constitute a quorum and may transact the business for which the meeting was originally convened, notwithstanding that such Holders may not represent 25% of the aggregate unpaid principal amount of the applicable Series. Any meeting of Holders duly called at which a quorum is present may be adjourned from time to time, and the meeting may be held as so adjourned without further notice.

(b)	Any Holder who has executed a document in writing appointing a Person as proxy shall be deemed to be present for the purposes of determining a Quorum and be deemed to have voted; provided, that such Holder shall be considered as present or voting only with respect to the matters covered by such document.

(4)	Chairman. The Trustee shall appoint in writing an individual, who need not be a Holder, to be the chairman of the meeting; provided however that Holders representing more than 50% of the aggregate unpaid principal amount of the applicable one or more Series present in person or by proxy at the meeting may elect at such meeting another individual, who need not be a Holder, to be the chairman of the meeting. No vote shall be cast or counted at any meeting in respect of any Debt Securities challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote except as a Holder or proxy of a Holder.

(5)	Voting. At a meeting of Holders:

(a)	In order to be entitled to vote, a Person shall be (i) a Holder of the applicable Series, or (ii) a Person appointed by a document in writing as proxy by a Holder of the applicable Series. A Person acting as a proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others, but in case more than one of them is present in person or by proxy, they will vote together in respect of the Debt Securities of which they are joint registered Holders.

(b)	The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the name and signatures of Holders or proxies entitled to vote at such meeting and on which shall be inscribed the serial number or numbers of the Debt Securities held or represented by them. The chairman of the meeting shall appoint two scrutineers who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the chairman of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the chairman of the meeting and there shall be attached to such record the original reports of the scrutineers on any vote by ballot taken at such meeting and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that such notice was given as provided in this section. The record shall be signed and verified by the chairman of the meeting and one of the duplicates shall be delivered to CI and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters stated in such record.

(6)	Minutes. Minutes of all resolutions and proceedings at every such meeting shall be made and duly entered in books to be provided from time to time for that purpose by the Trustee at the expense of CI, and any such minutes if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of Holders of the applicable one or more Series, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which meetings shall have been made shall be deemed to have been duly called and held and all resolutions passed or proceedings had at such meeting to have been duly passed and had.

(7)	Persons Who May Attend. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel, CI, any Guarantor Subsidiary with respect to the applicable Series and the Trustee and their respective Counsel and any other Person specified in any related Series Supplement.

10.3	Additional Powers Exercisable by Holder Direction

In addition to any powers granted elsewhere in this Indenture or by law, the Holders of a Series shall have the following powers exercisable from time to time by a Holder Direction of the Holders of such Series:

(a)	to restrain any Holder of such Series from taking or instituting any Proceeding for the recovery of amounts payable under such Series or any Series Specific Document for such Series or for the execution of any trust or power under any Series Specific Document for such Series;

(b)	to direct any Holder of such Series who, as such, has brought any Proceeding, to stay or discontinue or otherwise deal with such Proceeding in the manner directed by such direction upon payment, if the taking of such Proceeding shall have been permitted by section 8.1, of the costs, charges and expenses reasonably and properly incurred by such Holder in connection with such Proceeding;

(c)	to appoint a committee to consult with the Trustee and to delegate to the committee (subject to the limitations, if any, as may be prescribed in such Holder Direction) the power to give to the Trustee any or all of the actions or directions which the Holders of such Series could give by way of a Holder Direction; such Holder Direction may provide for payment of the expenses and disbursements of and compensation to such committee; such committee will consist of such number of Persons as shall be prescribed by such Holder Direction appointing it and the members need not be themselves Holders; except as otherwise provided in such Holder Direction, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedures generally; such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members of such committee necessary to constitute a quorum or by an instrument or instruments in writing signed by all or a specified majority of such members; all acts of any such committee within the authority delegated to it shall be binding upon all Holders of such Series; neither the committee nor any member of such committee shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(d)	amend, modify or repeal any Holder Direction previously passed or approved by the Holders of such Series, or any committee appointed pursuant to clause (c) above (subject to any limitations prescribed in such Holder Direction); and

(e)	to remove the Trustee from office and appoint a successor Trustee, provided that such removal is consented to by a Holder Direction from the Holders of all Series.

10.4	Powers Cumulative

The powers granted in this Indenture shall be deemed to be several and cumulative and not dependent on each other and the exercise of one or more of such powers, or any combination of such powers, from time to time, shall be deemed not to exhaust the rights of the Holders to exercise such power or powers, or combinations of powers, thereafter from time to time.

10.5	Regulations

The Trustee may from time to time make reasonable regulations and may make reasonable variations to the regulations as it thinks fit with respect to:

(a)	the voting by proxy by Holders and the form or forms of instrument appointing proxies and the manner in which such instruments will be executed and with respect to the production of the authority of any Person signing on behalf of the giver of the proxy;

(b)	the delivery (whether in original, facsimile, electronic or other form) or lodging of instruments appointing proxies at any place or places and in such custody as the Trustee directs and the time, if any, before the holding of the meeting or adjourned meeting by which the same must be deposited;

(c)	the forwarding by the custodian of proxies or particulars of instruments appointing proxies by letter, cable, telegraph, facsimile, electronic messaging system or other means before the meeting to CI or to the Trustee or to the chairperson of the meeting;

(d)	the issue of voting certificates to Holders of Global Debt Securities which voting certificates shall entitle the Persons named in such certificate to be present and vote at any such meeting and at any adjournment of such meeting or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment of such meeting, in the same manner and with the same effect as though the Holders so named in such voting certificates were the actual registered Holders of Debt Securities represented by such Global Certificate; and

(e)	any and all other matters respecting the execution and delivery of any documents or instruments evidencing any Holder Action by or on behalf of a Holder making, giving or taking such Holder Action.

Any regulations so made will be binding and effective and votes given, and the Holder Actions made, given or taken, in accordance with such regulations will be valid and will be counted.

Instruments appointing proxies, the particulars of which are forwarded in accordance with the regulations, will confer the same right to vote, and to make, give or take such Holder Action, as though the instruments themselves were produced at the meeting or made, given or taken by the applicable Holder, as the case may be. Except as otherwise specified in this Indenture, the only Persons who will be recognized at any meeting of Holders or as entitled to vote or be present at any such meeting will be Holders and holders of proxies (or also, in the case of Global Debt Certificates, voting certificates) of such Holders.

ARTICLE 11

AMALGAMATION; CONSOLIDATION; CONVEYANCE; TRANSFER

11.1	Amalgamation and Consolidations of Issuer

CI will not, and will not permit any Guarantor Subsidiary to, amalgamate or consolidate or merge with or into any other Person or liquidate, wind-up or dissolve itself (or suffer any liquidation, winding-up or dissolution or any proceedings therefor), or continue itself under the laws of any other statute or jurisdiction, or sell, transfer, convey or dispose of, in one transaction or a series of related transactions, and whether at the same time or over a period of time, all or substantially all of its property to any other Person unless:

(a)	either:

(i)	CI or such Guarantor Subsidiary shall be the continuing corporation from such consolidation, amalgamation or merger and shall have succeeded by operation of law to all of the covenants, agreements, debts, liabilities and obligations of CI and such Guarantor Subsidiary under this Indenture and the other Series Specific Documents; or

(ii)	the successor corporation from such consolidation, amalgamation or merger (or the Person that acquires all or substantially all of CI’s or such Guarantor Subsidiary’s property) (such corporation or Person being referred to as the “Successor Issuer”) shall be a corporation existing under the laws of Canada or any province thereof, and such Successor Issuer shall expressly assume the due and punctual payment of the principal of and any premium, interest and other amounts on all Debt Securities, according to their terms, and the due and punctual performance and observance of all other covenants and conditions of this Indenture and the other Series Specific Documents to be performed by CI or such Guarantor Subsidiary, as applicable, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such Successor Issuer;

(b)	such transaction shall be on terms as to substantially preserve and not impair any of the rights and powers of the Trustee or the Holders hereunder; and

(c)	at the time of, and after giving effect to, such transaction, no Default or Event of Default is or will be continuing.

11.2	Rights and Duties of Successor Issuer

(1)	A Successor Issuer shall agree to be bound by the terms of this Indenture and the other Series Specific Documents as principal obligor in place of CI or any Guarantor Subsidiary, as applicable, with the same effect as if it had been named in this Indenture and the other Series Specific Documents as CI or such Guarantor Subsidiary, as applicable. Such Successor Issuer thereupon may cause to be executed, and may execute either in its own name or in the name of CI or such Guarantor Subsidiary, as applicable, any or all Debt Securities issuable under this Indenture which prior to such time have not been executed by CI or such Guarantor Subsidiary, as applicable and delivered to the Trustee. All Debt Securities so issued shall in all respects have the same legal rank and benefit under this Indenture as Debt Securities of the same Series theretofore or thereafter issued, as though all of such Debt Securities had been issued at the date of the applicable Series Issuance Date.

(2)	In the case of any such transaction, such changes in phraseology and form (but not in substance) may be made in Debt Securities thereafter issued as may be appropriate.

11.3	Actions by Successor

Any act or proceeding authorized or required by this Indenture to be done or performed by any board, committee or officer of CI or any Guarantor Subsidiary, as applicable shall and may be done and performed with like force and effect by the corresponding board, committee or officer of any Person that shall at the time be the lawful sole successor of CI or such Guarantor Subsidiary, as applicable.

11.4	Officer’s Certificate and Opinion of Counsel

The Trustee may receive a Certificate of CI and an Opinion of Counsel as conclusive evidence that any such transaction, and any such assumption, comply with this Article.

ARTICLE 12

SUPPLEMENTAL INDENTURES AND AMENDMENTS

12.1	Series Supplements

Without the consent of any Holders, but subject to the terms and conditions of this Indenture, CI and the Trustee and, if applicable, any Guarantor Subsidiary, may, and the Trustee shall, upon the written request of CI or when so directed by this Indenture, make, execute, acknowledge and deliver Series Supplements from time to time establishing the Principal Terms of the Series which CI wishes to be able to issue under this Indenture. From time to time, as provided in a Series Supplement, additional Guarantor Subsidiaries may execute and deliver a joinder or other deed or instrument supplemental to a Series Supplement in connection with a Guarantee of Debt Securities of a Series.

12.2	Supplemental Indentures

(1)	Without the consent of any Holders, any of CI, any applicable Guarantor Subsidiaries and the Trustee may, and the Trustee shall, upon the written request of CI or when so directed by this Indenture, make, execute, acknowledge and deliver deeds or indentures supplemental to this Indenture (provided that, for the purpose of this subsection, such deeds or indentures supplemental to this Indenture shall not include Series Supplements) (any such deed or indenture is sometimes referred to herein as an “Indenture Amendment”) for any one or more of the following purposes:

(a)	adding to the covenants of CI contained in this Indenture for the protection of the Holders of all or any Series or adding to the covenants of applicable Guarantor Subsidiaries contained in any Series Specific Documents for the protection of the Holders of all or any Series;

(b)	giving effect to any Holder Direction or any other direction from Holders permitted to be given under this Indenture, and to any other Holder Action made, given to or taken by the holder of one or more Series in accordance with this Indenture;

(c)	making any such provisions, not substantially inconsistent with this Indenture, as may be necessary or desirable with respect to matters arising under this Indenture which, in the opinion of the Trustee, are expedient to make; provided that the Trustee, or counsel to the Trustee, shall be of the opinion that such provisions do not individually or in the aggregate materially adversely affect the interests of the Holders of any Series;

(d)	without limiting Article 11, evidencing the succession, or successive successions of any Successor Issuer to CI or any Guarantor Subsidiary and the covenants and obligations of CI or any Guarantor Subsidiary under this Indenture and the other Series Specific Documents assumed by any such Successor Issuer;

(e)	providing for altering this Indenture or a Series Supplement in respect of the exchange or transfer of Debt Securities;

(f)	adding to or modifying, amending or eliminating any of the terms of this Indenture or a Series Supplement, provided however that:

(i)	no such addition, modification, amendment or elimination shall be effective with respect to any Debt Securities which are Outstanding at the time of such addition, modification, amendment or elimination; and

(ii)	the Trustee may decline to enter into any Indenture Amendment which would adversely affect its own rights, duties or immunities under this Indenture or otherwise;

(g)	making any changes or corrections in this Indenture which Counsel to CI shall have advised CI and the Trustee are non-substantive corrections or changes or are required for the purpose of curing or correction any ambiguity or defective or inconsistent provisions or any clerical omission or mistake or manifest error contained in this Indenture or in any deed, or indenture supplemental hereto or thereto; and

(h)	any other purposes considered appropriate by the Trustee which in the opinion of the Trustee do not individually or in the aggregate materially adversely affect the interests of the Holders of any Series.

(2)	CI, any applicable Guarantor Subsidiaries and the Trustee may, and the Trustee shall upon written request of CI or when so directed by this Indenture, in any such case subject to the receipt of the consent thereto by the Holders of all Series which would be materially adversely affected, by a Holder Direction from the Holders of all such Series, make, execute, acknowledge and deliver Indenture Amendments for any purpose that is not authorized by subsection 12.2(1) or by a Series Supplement. Any Indenture Amendment made to this Indenture as a whole (as opposed to an Indenture Amendment to a Series Supplement only) made pursuant to this subsection shall be deemed to materially adversely affect all Series, other than any Series which an Opinion of Counsel for CI, addressed and delivered to CI and the Trustee, states is not materially adversely affected thereby. Any Indenture Amendment to any Series Supplement made pursuant to this subsection shall be deemed not to materially adversely affect the interest of any Holder of any other Series. The Trustee may decline, in its discretion, to enter into any Indenture Amendment which would adversely affect its own rights, duties or immunities under this Indenture or any other Series Specific Document or otherwise.

(3)	It shall not be necessary for the consent of the Holders of any Series to approve the particular form of any proposed Indenture Amendment, but it shall be sufficient if such consent shall approve the substance of such Indenture Amendment. The manner of obtaining such consents and of evidencing the authorization of the execution of such consents shall be subject to such reasonable requirements as the Trustee may prescribe from time to time.

(4)	Any one of the purposes in subsections (1) and (2) above and in any Series Supplement may from time to time be exercised independently or in combination with one or more other such purposes and none of such purposes are exclusive of or dependent on any of the other purposes.

(5)	Any Series Supplement executed in accordance with this Indenture shall not be considered an Indenture Amendment for the purposes of subsections (1) and (2) above.

ARTICLE 13

DEFEASANCE; SATISFACTION AND DISCHARGE

13.1       Defeasance

If the related Series Supplement provides that a Series is defeasible, the following provisions shall apply:

(1)	Option for Defeasance. CI may elect at any time, by giving an Issuer Order to the Trustee, to apply the provisions of paragraph 13.1(2) to such Series.

(2)	Defeasance. CI shall be discharged from its obligations with respect to such Series upon satisfaction of the applicable conditions set forth in paragraph 13.1(3) (hereinafter called “Defeasance”). For this purpose, Defeasance means that CI shall be deemed to have paid and discharged the entire indebtedness represented by all Debt Securities of such Series then Outstanding and to have satisfied all its other obligations with respect to such Series, and the Trustee, at the expense of CI, shall execute instruments acknowledging the same, subject to the following which shall survive until otherwise terminated or discharged under this Indenture:

(a)	the rights of Holders of such Series to receive, solely from the trust fund described in paragraph 13.1(3), payments in respect of the principal of and any premium, interest and other amounts on such Series when due;

(b)	CI’s obligations with respect to such Series under sections 2.5, 2.12 and 2.15 and paragraphs 5.2(2) and 5.2(3); and

(c)	the rights, powers, trusts, duties and immunities of the Trustee under this Indenture.

(3)	Conditions. The following shall be the conditions of the application of paragraph 13.1(2) to any Series:

(a)	At least 91 days prior to the time the Defeasance is to become effective, CI shall have irrevocably deposited with the Trustee, in trust for the sole purpose of making the payments referred to below, and free and clear of any Security Interest:

(i)       money in an amount; or

(ii)	Canadian Government Obligations or U.S. Government Obligations which through the scheduled payments of principal and interest in respect thereof will provide, not later than one day before the due date of any payment, money in an amount; or

(iii)	any combination of money and Canadian Government Obligations or U.S. Government Obligations as referred to above in an amount,

in each case denominated in the currency of payment of such Series and sufficient, in the opinion of a nationally recognized firm of independent chartered accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the principal of and any premium, interest and other amounts on such Series, on the respective Stated Maturities thereof, in accordance with the Principal Terms of such Series.

(b)	CI shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Series will not recognize gain or loss for Canadian federal or provincial (and/or any other jurisdiction specified for such purpose in the related Series Supplement) income tax purposes as a result of the Defeasance and will be subject to Canadian federal and provincial (and/or any other jurisdiction specified for such purpose in the related Series Supplement) income tax on the same amounts, in the same manner and at the same times as would be the case if the Defeasance had not occurred.

(c)	No Default or Event of Default with respect to such Series or any other Series shall have occurred and be continuing at the time of the deposit under clause 13.1(3)(a), and no Event of Default under paragraph 6.1(5) or 6.1(6) shall have occurred at any time after the date of such deposit and on or prior to the effective date of the Defeasance.

(d)	CI shall have delivered to the Trustee a Certificate of CI stating that all conditions precedent to the Defeasance have been satisfied.

(4)	Holding and Payments. All money and Canadian Government Obligations and U.S. Government Obligations (including all proceeds thereof) deposited with the Trustee under clause 13.1(3)(a) in respect of a Series shall be held in trust and applied by the Trustee, in accordance with the provisions of this Indenture, to the payment, either directly or through any related Registrar or Paying Agent (including CI acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Series, of all sums due and to become due in respect of the principal of and any premium, interest and other amounts on such Series, but money so held in trust need not be segregated from other funds of the Trustee unless required by Applicable Law.

(5)	Indemnity. CI shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Canadian Government Obligations or U.S. Government Obligations deposited under clause 13.1(3)(a) or the principal and interest received in respect thereof, other than any such tax, fee or other charge which by Applicable Law is for the account of the Holders of the applicable Series.

(6)	Return of Excess. The Trustee shall deliver or pay to CI from time to time upon Issuer Request any money or Canadian Government Obligations or U.S. Government Obligations deposited with it under clause 13.1(3)(a) which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited under clause 13.1(3)(a) to effect Defeasance of the applicable Series.

(7)	Reinstatement. If the Trustee or the related Registrar or related Paying Agent is unable to apply any money in accordance with this section by reason of any order or judgment of a Governmental Authority enjoining, restraining or otherwise prohibiting such application, then the indebtedness and obligations from which CI was discharged or released as a result of the applicable Defeasance shall be revived and reinstated as though no such deposit had been made, until such time as the application of such money is no longer enjoined, restrained or otherwise prohibited. During such period all money and Canadian Government Obligations or U.S. Government Obligations deposited with the Trustee under clause 13.1(3)(a) with respect to the applicable Series shall be retained in trust by the Trustee, but the Trustee shall apply the same to payment of the sums due and to become due on such Series as contemplated by paragraph 13.1(4).

(8)	Repayment to CI. Subject to Applicable Law, the Trustee shall deliver to CI upon an Issuer Request any money and Canadian Government Obligation or U.S. Government Obligation deposited with the Trustee under clause 13.1(3)(a) that remains unclaimed for six years after the Maturity of the applicable Series. After such delivery to CI, the Holders of such Series and of any related coupons, as general unsecured creditors, shall look only to CI for payment thereof.

13.2       Satisfaction and Discharge

Upon proof being given to the reasonable satisfaction of the Trustee that the principal of and all premium, interest and other amounts (if any) on a Series has been paid or satisfied, and that all other claims (if any) of the Holders of such Series against CI under the related Series Specific Documents have been paid or satisfied, and upon payment of all costs, charges and expenses properly incurred by the Trustee with respect to such Series, the Trustee shall, at the request and the expense of CI, execute and deliver to CI such deeds and other instruments as shall be requisite to evidence the satisfaction and discharge of such Series and the discharge and release of any Series Specific Security Interest with respect thereto. No purchaser from CI or its successors or assigns shall be obliged to inquire into the necessity, expediency, authority or regularity of or for any deeds or other instruments of release or reconveyance delivered pursuant to this section.

ARTICLE 14
GENERAL

14.1       Force Majeure

Except for the payment obligations of CI contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section.

14.2       Third Party Interest

CI represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

14.3       Binding Effect

All the covenants and agreements in this Indenture shall bind the successors and assigns of the parties hereto, whether or not so expressed.

14.4       Counterparts

This Indenture may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same document.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF each of Cl and the Trustee has duly executed this Indenture as of the date first set forth above.

Cl FINANCIAL CORP.

By:	/s/ Darie UrbanKy
	Name:	Darie UrbanKy
	Title:	President and Chief Operating Officer

By:	/s/ Douglas J. Jamieson
	Name:	Douglas J. Jamieson
	Title:	Executive Vice-President and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

IN WITNESS WHEREOF each of Cl and the Trustee has duly executed this Indenture as of the date first set forth above.

Cl FINANCIAL CORP.

By:
Name:
Title:

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Fiona Koch
	Name:	Fiona Koch
	Title:	Corporate Trust Officer

By:	/s/ Mohanie Shivprasad
	Name:	Mohanie Shivprasad
	Title:	Associate Trust Officer

EXHIBIT A TO THE TRUST INDENTURE

Dated as of •, 2019

[•] SERIES SUPPLEMENT

THIS IS A SERIES SUPPLEMENT dated as of [•] between CI FINANCIAL CORP. a corporation existing under the laws of Ontario, in its capacity as Issuer, and COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Trustee.

WHEREAS CI and the Trustee have entered into a trust indenture dated as of •, 2019 (the “Indenture”);

AND WHEREAS pursuant to section 2.2 of the Indenture, CI may from time to time issue one or more Series of Debt Securities, subject to the satisfaction of certain conditions referred to therein;

AND WHEREAS the Principal Terms of each Series of Debt Securities are to be set out in a Series Supplement;

AND WHEREAS this Series Supplement relates to the Series of Debt Securities to be designated as [•], and CI and the Trustee are entering into this Series Supplement in order to establish the Principal Terms of such Series and to provide for the issuance of such Series;

NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby agreed as follows:

ARTICLE 1

INTERPRETATION

1.1	To be Read with Indenture; Governing Law

This Series Supplement is supplemental to the Indenture, and the Indenture and this Series Supplement shall hereafter be read together and shall have effect, so far as practicable, with respect to the Series, as if all the provisions of the Indenture and this Series Supplement were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédiges en anglais.

1.2	Definitions

All capitalized terms used but not defined in this Series Supplement shall have the meanings specified in the Indenture. In addition, the following terms shall have the meanings specified below: [specify additional definitions].

1.3	Conflicts with Indenture

If any term or provision contained in this Series Supplement shall conflict or be inconsistent with any term or provision of the Indenture, the term or provision of this Series Supplement shall govern; provided however that the terms and provisions of this Series Supplement may modify or amend the terms and provisions of the Indenture solely as applied to the Series.

1.4	Interpretation Provisions

This Series Supplement shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article 1 of the Indenture.

1.5	Exhibit

Exhibit A hereto forms part of this Series Supplement.

ARTICLE 2

THE DEBT SECURITIES

2.1	Authorization and Designation

CI is hereby authorized to issue under the Indenture a Series of Debt Securities designated “[•]” having the terms set forth in this Article Two.

2.2	Limitation on Aggregate Principal Amount

The aggregate principal amount of the Series that may be issued (except for Debt Securities of the Series issued upon registration of the transfer of, or in exchange for, or in lieu of, other Debt Securities of the Series) shall be [•].

2.3	Currency

The Series shall be denominated in, and all principal of and premium, interest and other amounts on the Series shall be payable in, [•].

2.4	Denominations

The Debt Securities of the Series shall be denominated in integral multiples of $[•] [and no such Debt Security shall be issued in a principal amount less than $[•]].

2.5	Date and Maturity

The Series Issuance Date for the Series shall be [•], and the Stated Maturity of the Series shall be [•].

2.6	Interest

(1)	The interest rate applicable to the Series shall be [•]% per annum.

(2)	The Interest Payment Dates for the Series shall be [•] and [•] in each year.

(3)	The Regular Interest Record Dates for the Series shall be [•] and [•] in each year.

2.7	Redemption and Purchase

(1)	The Series [may/may not] be redeemed at the election of CI. [If they may be redeemed describe circumstances and details, describe Redemption Price and Redemption Date and specify whether there are to be any changes in the manner in which section 3.1 of the Indenture would apply to such redemption option].

(2)	The Series [may/may not] be redeemed at the election of the Holders thereof. [If they may be redeemed describe circumstances and details, describe Redemption Price and Redemption Date and specify whether there are to be any changes in the manner in which section 3.1 of the Indenture would apply to such redemption option].

2.8	Sinking Fund

The Series [shall/shall not] be subject to repurchase or redemption pursuant to any sinking fund or any other analogous required repayment provisions. [If they are subject to such provisions describe circumstances and details including amount and date of mandatory sinking fund payments and whether there are to be any changes in the manner in which section 3.2 of the Indenture would apply to such sinking fund obligations].

2.9	Defeasance

The Series [shall/shall not] be subject to Defeasance as provided in Article 13 of the Indenture. [If Defeasance is to apply specify any additional covenants to which it will apply for paragraph 13.1(3) and any additional tax jurisdictions to be considered for clauses 13.1(3)(a) and (b).]

2.10	Form and Certification

(1)	The Series shall be (i) in [•] form, [(ii) issued initially as one or more fully registered Global Debt Securities held by, or on behalf of, the Depository in accordance with Section 2.17 of the Indenture as custodian], [(iii) registered in the name of the Depository or its nominee as provided for in Section 2.17 of the Indenture,] and (iv) substantially in the form set forth in Exhibit A to this Series Supplement. [describe other attributes of the Series]

(2)	The form of certification of the Series by the Trustee shall substantially in the form of certification set forth in Exhibit A to this Series Supplement.

2.11	Identification of Various Agents, Nominees and Documents

For the purpose of this Series Supplement and the Series:

(a)	the Depository with respect to the Series shall be [•];

(b)	Paying Agent with respect to the Series shall be [•];

(c)	the other acts and duties to be carried out by, and the other services to be provided by, the Paying Agent with respect to the Series shall be [•];

(d)	the Place of Payment with respect to the Series shall be [•];

(e)	the Rating Agency with respect to the Series shall be [•];

(f)	the Registrar with respect to the Series shall be [•];

(g)	the other acts and duties to be carried out by, and the other services to be provided by, the Registrar with respect to the Series shall be [•];

(h)	the Transfer Agent with respect to the Series shall be [•];

(i)	the other acts and duties to be carried out by, and the other services to be provided by, the Transfer Agent with respect to the Series shall be [•];

(j)	the Series Issuance Date with respect to the Series shall be [•]; and

(k)	the additional Series Specific Documents with respect to the Series shall be [•].

[Include any other applicable terms for the Series.]

ARTICLE 3

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE SERIES

3.1	Representations and Warranties in the Indenture

For the purpose, and only for the purpose, of this Series Supplement and the Series [specify any modifications to be made to the representations and warranties in the Indenture].

3.2	Additional Representations and Warranties

In relation to the Series, CI represents and warrants to the Trustee and for the benefit of the Holders of the Series that: [specify additional representations and warranties].

ARTICLE 4

COVENANTS WITH RESPECT TO THE SERIES

4.1	Covenants in the Indenture

For the purpose, and only for the purpose, of this Series Supplement and the Series: [specify any modifications to be made to the covenants in the Indenture].

4.2	Additional Positive Covenants

In relation to the Series, CI covenants and agrees with the Trustee and for the benefit of the Holders of the Series that so long as any Debt Securities of the Series are Outstanding, and except as otherwise permitted by the prior written consent of the Trustee: [specify additional positive covenants].

4.3	Additional Negative Covenants

In relation to the Series, CI covenants and agrees with the Trustee and for the benefit of the Holders of the Series that so long as any of the Debt Securities of the Series are Outstanding, and except as otherwise permitted by the prior written consent of the Trustee: [specify additional negative covenants].

ARTICLE 5

EVENTS OF DEFAULT WITH RESPECT TO THE SERIES

5.1	Events of Default in Indenture

For the purpose, and only for the purpose, of this Series Supplement and the Series: [specify any modifications to be made to the Events of Default in the Indenture].

5.2	Additional Events of Default

Any one of the following events shall also constitute an Event of Default with respect to the Series: [specify additional Events of Default].

ARTICLE 6

MISCELLANEOUS

6.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Series Supplement, is in all respects confirmed.

6.2	Acceptance of Trusts

The Trustee hereby accepts the trusts in this Series Supplement and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

6.3	Counterparts and Formal Date

This Series Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and all such counterparts together shall constitute one and the same document.

IN WITNESS WHEREOF, each of CI and the Trustee has duly executed this Series Supplement as of the date first set forth above.

CI FINANCIAL CORP.

By:
Name:
Title:

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title: